Exhibit 2.1

CONTRIBUTION AGREEMENT

by and among

ALTUS MIDSTREAM COMPANY,

ALTUS MIDSTREAM LP,

NEW BCP RAPTOR HOLDCO, LLC

and,

solely for purposes of Section 5.27 and Article III,

BCP RAPTOR HOLDCO, LP

Dated as of October 21, 2021

-i-

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		37

4.1	Organization, Standing, and Power	37
4.2	Capital Structure	38
4.3	Authority; No Violations; Consents and Approvals	40
4.4	Consents	41
4.5	SEC Documents; Financial Statements	41
4.6	Absence of Certain Changes or Events	43
4.7	No Undisclosed Material Liabilities	43
4.8	Information Supplied	43
4.9	Company Permits; Compliance with Applicable Law	44
4.10	Compensation; Benefits	44
4.11	Labor Matters	47
4.12	Taxes	48
4.13	Litigation	49
4.14	Intellectual Property	49
4.15	Real Property	50
4.16	Rights-of-Way and Midstream Facilities	51
4.17	Environmental Matters	52
4.18	Material Contracts	53
4.19	Derivative Transactions	56
4.20	Insurance	56
4.21	Brokers	57
4.22	Related Party Transactions	57
4.23	Opinion of Financial Advisor	57
4.24	Takeover Laws	58
4.25	No Rights Plan	58
4.26	Private Placement	58
4.27	No Integrated Offering	58
4.28	No General Solicitation	58
4.29	Regulatory Status	59
4.30	No Additional Representations	59

ARTICLE V. COVENANTS		60

5.1	Regulatory Approvals	60
5.2	Access	62
5.3	Conduct of Business	63
5.4	Certain Restrictions	63
5.5	Tax Matters	68
5.6	Public Announcements	71
5.7	Support Obligations	71
5.8	The Proxy Statement and the Special Meeting	72
5.9	No Solicitation.	74
5.10	Reasonable Best Efforts; Notice of Certain Events	81

-ii-

5.11	Transaction Litigation	82
5.12	Expenses	82
5.13	Employee Matters	82
5.14	Indemnification; Directors’ and Officers’ Insurance	85
5.15	Transition Services	86
5.16	Intercompany Accounts; Termination of Affiliate Contracts	87
5.17	Third Party Finance Consents	87
5.18	Company JVs	87
5.19	Dividends and Distributions Pending Closing	88
5.20	Resignations and Appointments	88
5.21	Takeover Laws	88
5.22	Stock Exchange Listing	88
5.23	Use of Certain Names	88
5.24	Financing	89
5.25	Form S-3	89
5.26	Section 16 Matters	89
5.27	Contributor Reorganization	90
5.28	Dividend Reinvestment Plan	90
5.29	Support Agreement	90

ARTICLE VI. THE COMPANY’S CONDITIONS TO CLOSING		90

6.1	Contributor Representations and Warranties	90
6.2	Contributor Covenants	91
6.3	Orders and Laws	91
6.4	Stockholder Approval	91
6.5	Regulatory Approval	91
6.6	Material Adverse Effect	91
6.7	Consents	91

ARTICLE VII. CONTRIBUTOR’S CONDITIONS TO CLOSING		91

7.1	Company Representations and Warranties	91
7.2	Company and Partnership Covenants	92
7.3	Orders and Laws	92
7.4	Stockholder Approval	92
7.5	Regulatory Approval	92
7.6	Material Adverse Effect	92
7.7	Stock Exchange Listing	92
7.8	Annual Report	92
7.9	Consents	92

ARTICLE VIII. TERMINATION		92

8.1	Termination	92
8.2	Effect of Termination	94
8.3	Termination Fee	94

-iii-

ARTICLE IX. WAIVERS; LIMITATIONS ON LIABILITY		94

9.1	Survival and Waivers of other Warranties	94
9.2	Waiver of Remedies; Non-Recourse	95
9.3	Waiver of Claims	96

ARTICLE X. MISCELLANEOUS		97

10.1	Notices	97
10.2	Entire Agreement	98
10.3	Waiver	99
10.4	Binding Effect	99
10.5	Governing Law; Consent to Jurisdiction; Severability; Waiver of Jury Trial	99
10.6	Amendments	100
10.7	Specific Performance	100
10.8	Further Assurances	100
10.9	Disclosure Letters	101
10.10	Assignment and Successors and Assigns	101
10.11	Counterparts	101
10.12	No Third Party Beneficiary	101

-iv-

INDEX OF DEFINED TERMS

2019 Plan	39
A&R Stockholders Agreement	1
Affiliate	2
Agreement	1
Ancillary Agreements	2
Antitrust Authority	62
Antitrust Laws	62
Applicable Date	23
Artemis Corporation	2
Artemis Corporation Plan	2
Artemis Midstream	1
Artemis Sponsor	1
Artemis Sponsor Plan	2
Blackstone	2
Business Day	3
Class C Consideration	17
Closing	3
Closing Certificates	3
Closing Date	3
Code	3
Common Units	1
Company	1
Company Alternative Acquisition Agreement	77
Company Board	3
Company Board Recommendation	41
Company Change of Recommendation	78
Company Class A Common Stock	3
Company Class C Common Stock	3
Company Common Stock	3
Company Competing Proposal	3
Company Contracts	56
Company Fundamental Warranties	4
Company Intellectual Property	50
Company Intervening Event	4
Company JV Consents	4
Company JVs	4
Company Leased Real Property	51
Company Material Adverse Effect	39
Company Midstream Facilities	5
Company Owned Real Property	51
Company Permits	45
Company Plan	5
Company Preferred Stock	39

Company Real Property Lease	51
Company Related Party Transaction	58
Company Rights-of-Way	52
Company SEC Documents	42
Company Subsidiaries	38
Company Superior Proposal	5
Company Support Employees	48
Company Termination Fee	5
Company Warrants	39
Company-Related Employees	83
Confidentiality Agreement	5
Consent	5
Contracting Party	97
Contributed Entities	1
Contributed Interests	1
Contribution	17
Contributor	1
Contributor Contracts	34
Contributor Disclosure Letter	6
Contributor Financial Statements	22
Contributor Fundamental Warranties	6
Contributor Intellectual Property	28
Contributor Interim Financial Statements	22
Contributor Leased Real Property	29
Contributor Material Adverse Effect	19
Contributor Midstream Facilities	6
Contributor Owned Real Property	29
Contributor Permits	23
Contributor Plan	6
Contributor Real Property Lease	29
Contributor Related Party Transaction	36
Contributor Rights-of-Way	30
Contributor Subsidiaries	19
Contributor Year End Financial Statements	22
Control	7
COVID-19	11
COVID-19 Measures	7
COVID-19 Tax Act	7
Credit Agreement	7
Credit Agreement Consent	7
Creditors’ Rights	21
D&O Indemnitees	86
Data Room	7

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Defensible Title	7
Derivative Transaction	8
DGCL	8
Directors and Officers	8
Employee Benefit Plan	9
Encumbrance	9
Environmental Law	9
ERISA	9
Exchange Act	22
Execution Date	1
Executive Employees	83
Existing Stockholders Agreement	2
Final Allocation	71
Forfeited Award	85
GAAP	9
General Partner	1
Governmental Entity	9
group	9
Hazardous Material	10
HSR Act	22
Hydrocarbons	10
Identified Executive Employees	83
Indebtedness for Borrowed Money	10
Independent Accountant	71
Intellectual Property	10
Interest	10
Interests Assignment Agreement	18
Interim Period	63
Intervening Event Match Period	80
Investment Company Act	37
ISQ	2
IT Assets	10
Knowing and Intentional Breach	11
Knowledge	11
Laws	11
Liabilities	11
Loss	11
Material Adverse Effect	11
Material Company Insurance Policies	58
Material Contributor Insurance Policies	35
Measurement Date	39
NASDAQ	12
Non-Recourse Party	97
Order	12
Organizational Documents	12
Outside Date	94
Parties	1

Partnership	1
Party	1
Permian Highway JV	12
Permitted Encumbrance	12
Person	13
Personal Information	13
Proceeding	13
Proxy Statement	73
Raptor	1
Raptor Aggregator Equity Awards	13
Raptor GP	1
Related Persons	97
Release	13
Released Claims	98
Reorganization	91
Representatives	14
SEC	14
Second A&R Registration Rights Agreement	18
Securities Act	36
Series A Preferred Consent	14
Series A Preferred Units	14
Special Meeting	74
Sponsor Agreements	14
Stockholder Approval	14
Subsidiary	14
Superior Proposal Match Period	79
Support Agreement	1
Support Obligations	72
Takeover Law	14
Tax	15
Tax Allocation Statement	71
Tax Return	15
Taxes	15
Taxing Authority	15
Third A&R Certificate of Incorporation	15
Third A&R LP Agreement	2
Third Party	15
Trademark Assignment	90
Transactions	15
Transfer Taxes	15
Transferred Employee	83
Treasury Regulations	15
Unit Consideration	17
Unrecoverable Damages	15
Voting Agreement	15
Voting Debt	16
WARN Act	85

-vi-

EXHIBITS

Exhibit A	Form of Interests Assignment Agreement
Exhibit B	Form of Second A&R Registration Rights Agreement
Exhibit C	Form of Third A&R Certificate of Incorporation
Exhibit D-1	Company Midstream Facilities
Exhibit D-2	Contributor Midstream Facilities
Exhibit E	Form of Amended and Restated Bylaws of the Company
Annex A	Contributor Reorganization

-vii-

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) dated as of October 21, 2021 (the “Execution Date”) is made and entered into by and among (a) Altus Midstream Company, a Delaware corporation (the “Company”), (b) Altus Midstream LP, a Delaware limited partnership (the “Partnership”), (c) New BCP Raptor Holdco, LLC, a Delaware limited liability company (“Contributor”), and solely for purposes of Section 5.27 and Article III, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”). Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party,” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”

RECITALS

WHEREAS, after giving effect to the Reorganization, Contributor will directly own one hundred percent (100%) of the outstanding limited partnership interests or limited liability company interests, as applicable (collectively, the “Contributed Interests”), in each of Raptor and BCP Raptor Holdco GP, LLC, a Delaware limited liability company (“Raptor GP” and, together with Raptor, the “Contributed Entities”);

WHEREAS, the Company directly owns (a) one hundred percent (100%) of the outstanding limited liability company interests in Altus Midstream GP LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “General Partner”), and (b) 23.06% of the Partnership’s common units representing limited partner interests in the Partnership (“Common Units”);

WHEREAS, subject to the terms and conditions of this Agreement, Contributor desires to contribute the Contributed Interests to the Partnership in exchange for the Unit Consideration (as defined below) and the Class C Consideration (as defined below) as provided herein;

WHEREAS, on or prior to the execution of this Agreement, the Credit Agreement Consent, the Company JV Consents, and the Series A Preferred Consent (each as defined below) were obtained;

WHEREAS, contemporaneously with the execution of this Agreement, Apache Midstream LLC, a Delaware limited liability company (“Artemis Midstream”), and APA Corporation, a Delaware corporation (“Artemis Sponsor”), entered into a support agreement in support of the Transactions (the “Support Agreement”);

WHEREAS, contemporaneously with the execution of this Agreement, Blackstone (as defined below), ISQ (as defined below), Artemis Midstream, Contributor, the Company, and the other Persons signatory thereto entered into the Amended and Restated Stockholders Agreement of the Company (the “A&R Stockholders Agreement”), which A&R Stockholders Agreement is to be effective, if ever, as of the Closing and amends and replaces the Stockholders Agreement, dated as of November 9, 2018, by and among the Company, Kayne Anderson Sponsor, LLC, and Artemis Midstream (the “Existing Stockholders Agreement”); and

WHEREAS, contemporaneously with the execution of this Agreement, the Company, the Partnership, Blackstone, ISQ, the holders of Series A Preferred Units, and the other Persons signatory thereto entered into the Third Amended and Restated Agreement of Limited Partnership of the Partnership, (“Third A&R LP Agreement”), which Third A&R LP Agreement is to be effective, if ever, as of the Closing.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual warranties, covenants, and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

DEFINITIONS AND CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following capitalized terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person; provided, that for purposes of this Agreement, prior to the Closing, (a) the Contributor Subsidiaries shall constitute Affiliates of Contributor and not the Company, (b) the Company Subsidiaries shall constitute Affiliates of the Company and not Contributor; provided, that except for purposes of the penultimate sentence of Section 5.8(a), Sections 6.3, 7.3, and 9.2, none of Blackstone Energy Partners II L.P. (“Blackstone”), ISQ Global Infrastructure Fund II L.P. (“ISQ”) or any of their respective Affiliates (other than Contributor, Raptor, Raptor GP, and their respective Subsidiaries), including any portfolio company of or fund organized by any of the foregoing, shall be deemed an Affiliate of Contributor or Raptor.

“Ancillary Agreements” means the Closing Certificates, the Interests Assignment Agreement, the Third A&R LP Agreement, the A&R Stockholders Agreement, the Second A&R Registration Rights Agreement, the Third A&R Certificate of Incorporation, and any and all additional agreements, certificates, documents, and instruments that may be executed or delivered by any Party at or in connection with the Closing.

“Artemis Corporation” means Apache Corporation, a Delaware corporation.

“Artemis Sponsor Plan” means an Employee Benefit Plan, including all amendments thereto, sponsored, maintained, or contributed to (or required to be contributed to) by Artemis Corporation, or any of its Subsidiaries for the benefit of any Executive Employee or Company-Related Employee.

“Business Day” means any day other than a Saturday, a Sunday, or a day on which national banking associations located in Houston, Texas are closed.

“Closing” means the consummation of the Transactions.

“Closing Certificates” means the officer’s certificates referenced in Section 2.4(c) and Section 2.5(b).

“Closing Date” means the date on which Closing occurs.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Company Board” means the board of directors of the Company.

“Company Class A Common Stock” means the Class A common stock of the Company, par value $0.0001 per share.

“Company Class C Common Stock” means the Class C common stock of the Company, par value $0.0001 per share.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company Class C Common Stock.

“Company Competing Proposal” means any contract, proposal, offer, or indication of interest relating to any transaction or series of related transactions (other than transactions only with Raptor, Contributor, or any of the Contributor Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of the Company Subsidiaries (including capital stock of or other Interest in any Company Subsidiary, and the Company’s or its Subsidiaries’ interest in the Company JVs) that consist of twenty percent (20%) or more of the Company’s and the Company Subsidiaries’ (taken as a whole) assets (by fair market value), or that generated twenty percent (20%) or more of the Company and the Company Subsidiaries’ (taken as a whole) net revenue or earnings before interest, Taxes, depreciation, and amortization for the preceding twelve months, or any license, lease, or long-term commercial agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of twenty percent (20%) or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors of the Company or any tender or exchange offer that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors of the Company, or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of the Company Subsidiaries that generated twenty percent (20%) or more of the Company’s and the Company Subsidiaries’ (taken as a whole and including, for the avoidance of doubt, revenue or earnings attributable to the Company JVs) net revenue or earnings before interest, Taxes, depreciation, and amortization for the preceding twelve months.

“Company Disclosure Letter” means the disclosure letter dated as of the Execution Date and delivered by the Company to Contributor on or prior to the Execution Date.

“Company Fundamental Warranties” means those warranties set forth in Section 4.1 (Organization, Standing, and Power), Section 4.2 (Capital Structure), Section 4.3(a) (Authority), Section 4.3(b)(i) (No Conflict with Organizational Documents), and Section 4.21 (Brokers).

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the Execution Date and that was not known to or reasonably foreseeable by the Company Board as of the Execution Date (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known to or reasonably foreseeable by the Company Board as of the Execution Date); provided, however, that in no event shall the following events, changes, or developments constitute a Company Intervening Event: (a) the receipt, existence, or terms of a Company Competing Proposal or any inquiry, proposal, offer, request for information, or expression of interest that may reasonably be expected to lead to, or result in, a Company Competing Proposal, (b) any fact, circumstance, effect, change, event or development relating to the Contributor or any of the Contributor Subsidiaries that does not amount to a Contributor Material Adverse Effect, or (c) changes in the market price or trading volume of Company Class A Common Stock or any other securities of the Company or any of its Subsidiaries, any change in credit rating, or the fact that the Company meets or exceeds (or that Contributor fails to meet or exceed) internal or published estimates, projections, forecasts, or predictions for any period (it being understood that for each of the foregoing, the underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

“Company JVs” means, collectively or individually as the context requires, (a) Gulf Coast Express Pipeline LLC, a Delaware limited liability company, (b) Permian Highway JV, (c) EPIC Crude Holdings, LP, a Delaware limited partnership, and (d) Breviloba, LLC, a Texas limited liability company.

“Company JV Consents” means, collectively or individually as the context requires, (a) the Letter Agreement by and among Kinder Morgan Texas Pipeline LLC, the Partnership, DCP GCX Pipeline LLC and Targa GCX Pipeline LLC, dated October 10, 2021, and the fully executed Sixth Amendment to the Amended and Restated Limited Liability Company Agreement of Gulf Coast Express Pipeline LLC, contemplated to be delivered by such Letter Agreement; (b) the Letter Agreement by and among Kinder Morgan Texas Pipeline LLC, the Partnership, BCP PHP LLC and ExxonMobil Permian Highway Pipeline LLC, dated October 10, 2021, and the fully executed Fourth Amendment to the Amended and Restated Limited Liability Company Agreement of the Permian Highway JV, contemplated to be delivered by such Letter Agreement; and (c) the Waiver Agreement by and among Enterprise Products Operating LLC, Altus Midstream Processing, LP and BCP Raptor Midco, LLC, dated October 18, 2021, and the Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Breviloba, LLC, dated October 18, 2021.

“Company Midstream Facilities” means the pipelines, gathering systems, compression assets and processing facilities described in Exhibit D-1.

“Company Plan” means an Employee Benefit Plan, including all amendments thereto, sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of the Company Subsidiaries (excluding the Company JVs), or under or with respect to which the Company or any of the Company Subsidiaries (excluding the Company JVs) has or could reasonably be expected to have any current or contingent liability or obligation; provided, however, that in no event shall any Employee Benefit Plan pursuant to which the Company JVs only make indirect contributions with respect to individuals who are not Company-Related Employees be considered a Company Plan under this definition.

“Company Superior Proposal” means an unsolicited bona fide written proposal that is made after the Execution Date by any Person or group (other than Artemis Sponsor or any of its Affiliates) to acquire, directly or indirectly, (a) any business or assets of the Company or any of the Company Subsidiaries (including capital stock of or other Interest in any Company Subsidiary and the Company’s or its Subsidiaries’ interest in the Company JVs) that consist of more than fifty percent (50%) of the Company’s and the Company Subsidiaries’ (taken as a whole) assets (by fair market value), or that generated more than fifty percent (50%) of the Company’s and the Company Subsidiaries’ (taken as a whole) net revenue or earnings before interest, Taxes, depreciation, and amortization for the preceding twelve (12) months or (b) beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, that in the good faith determination of the Company Board, after consultation with its financial advisors and outside legal counsel, (x) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (after taking into account the impact on (i) the Series A Preferred Consent, the Credit Agreement Consent, and the Company JV Consents, and the availability of any replacement thereof, (ii) the time likely to be required to consummate such proposal and (iii) any adjustments or revisions to the terms of this Agreement offered by Contributor in a binding proposal in accordance with Section 5.9(e)(iii) in response to such proposal), (y) is reasonably likely to be consummated on substantially the terms proposed, taking into account any legal, financial, regulatory, and stockholder approval requirements, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal, and any other aspects considered relevant by the Company Board, and (z) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

“Company Termination Fee” means $60,000,000.

“Confidentiality Agreement” means that certain confidentiality agreement between a Subsidiary of Raptor, and the Partnership, dated as of March 6, 2020.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods, or authorization.

“Contributor Competing Proposal” means any contract, proposal, offer, or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of the Company Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Contributor or any of the Contributor Subsidiaries (including capital stock of or other Interest in any Contributor Subsidiary and Contributor’s or its Subsidiaries’ interest in Permian Highway JV) that consist of twenty percent (20%) or more of Contributor’s and the Contributor Subsidiaries’ (taken as a whole) assets (by fair market value), or that generated twenty percent (20%) or more of Contributor’s and the Contributor Subsidiaries’ (taken as a whole) net revenue or earnings before interest, Taxes, depreciation, and amortization for the preceding twelve months, or any license, lease, or long-term commercial agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of twenty percent (20%) or more of the outstanding Interests of Contributor or its general partner (or any other securities, or class or series of securities, in each case, entitled to vote on the election of the board of managers or directors (or similar governing body) of Contributor’s general partner), or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Contributor or any of the Contributor Subsidiaries that generated twenty percent (20%) or more of Contributor’s and the Contributor Subsidiaries’ (taken as a whole and including, for the avoidance of doubt, revenue or earnings attributable to Permian Highway JV) net revenue or earnings before interest, Taxes, depreciation, and amortization for the preceding twelve months.

“Contributor Disclosure Letter” means the disclosure letter dated as of the Execution Date and delivered by Contributor to the Company on or prior to the Execution Date.

“Contributor Fundamental Warranties” means those warranties set forth in Section 3.1 (Organization, Standing, and Power), Section 3.2 (Capital Structure), Section 3.3(a) (Authority), Section 3.3(b)(i) (No Conflict with Organizational Documents), and Section 3.21 (Brokers).

“Contributor Midstream Facilities” means the pipelines, gathering systems, compression assets and processing facilities described in Exhibit D-2.

“Contributor Plan” means an Employee Benefit Plan, including all amendments thereto, sponsored, maintained, or contributed to (or required to be contributed to) by Contributor for the benefit of the Contributor Subsidiaries (excluding Permian Highway JV) or by any of the Contributor Subsidiaries (excluding Permian Highway JV), or under or with respect to which any of the Contributor Subsidiaries (excluding Permian Highway JV) has or could reasonably be expected to have any current or contingent liability or obligation; provided, however, that in no event shall the Raptor Aggregator Equity Awards or any Employee Benefit Plan pursuant to which Permian Highway JV only makes indirect contributions be considered a Contributor Plan under this definition.

“Control” (and its correlative terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, or any other Law, directive, guidelines, or recommendations by any Governmental Entity (including the Centers for Disease Control and Prevention or the World Health Organization) in relation to, arising out of, in connection with or in response to COVID-19, or any change in such Law, directive, guideline, recommendation, or interpretation thereof.

“COVID-19 Tax Act” means the Families First Coronavirus Response Act, the CARES Act, the Taxpayer Certainty and Disaster Tax Relief Act of 2020, the American Rescue Plan Act of 2021, and any implementing Law, Order, or other official or governmental guidance.

“Credit Agreement” means that certain Credit Agreement, dated as of November 9, 2018, among the Partnership, the lenders party thereto, the issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, National Association, as syndication agent, and Citibank, N.A., Bank of America, N.A., The Toronto-Dominion Bank, New York Branch, MUFG Bank Ltd., and The Bank of Nova Scotia, Houston Branch, as co-documentation agents, as amended April 17, 2019 and February 7, 2020.

“Credit Agreement Consent” means that certain Limited Waiver and Third Amendment to Credit Agreement, dated as of October 15, 2021, among the Partnership, the lenders party thereto, swingline lender party thereto, issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto, and that certain Lender Fee Letter, dated October 15, 2021, between JPMorgan Chase Bank, N.A., as administrative agent, and the Partnership.

“Data Room” means, (a) with respect to Contributor, the virtual data room maintained by Contributor entitled “EagleClaw Midstream” established with Donnelly Financial Solutions, and (b) with respect to the Company, the virtual data room maintained by the Company entitled “Artemis” established with Datasite.

“Defensible Title” means that, except for Permitted Encumbrances, (a) with respect to title (whether record, contractual or other) of the Company and the Company Subsidiaries to the Company Real Property and the Company Midstream Facilities and (b) with respect to title (whether record, contractual or other) of the Contributor and the Contributor Subsidiaries to the Contributor Real Property and the Contributor Midstream Facilities, that, although not constituting perfect, merchantable or marketable title, is free and clear of any other adverse terms, claim, burden, restriction, requirement or imperfection, which if asserted would cause an impairment of the use and enjoyment of or loss of interest in such Company Real Property or Company Midstream Facility, on the one hand, or Contributor Real Property or Contributor Midstream Facility, on the other hand, (as applicable) and which would not be acceptable to a prudent owner or operator of midstream facilities in the State of Texas, or otherwise allows for use in the ordinary operation of the business of the Company, the Company Subsidiaries, the Contributor or the Contributor Subsidiaries, as applicable, including the ownership and operation of the Company Midstream Facilities or the Contributor Midstream Facilities, as applicable, as it is currently conducted; provided, however, that none of the following shall constitute a failure of the Company, any Company Subsidiary, the Contributor or any Contributor Subsidiary to have Defensible Title:

(a)

defects based solely on lack of information in the Company’s, the Company Subsidiaries’, the Contributor’s, or the Contributor Subsidiaries’ (as applicable) files or references to a document if such document is not in such files;

(b)

defects arising out of a lack of corporate or other entity authorization unless the Party asserting such defect provides affirmative written evidence that the action was not authorized and results in another party’s superior claim of title;

(c)

defects based on a gap in the Company’s, any Company Subsidiary’s, the Contributor’s or any Contributor Subsidiary’s (as applicable) chain of title in the county records where such real property is located, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain;

(d)	defects arising out of a lack of a survey, unless a survey is expressly required by applicable Laws;

(e)

defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Party claiming such defect provides affirmative evidence that such failure or omission has resulted in another party’s superior claim of title; and

(f)

defects that have been cured by the passage of time, the doctrine of adverse possession, applicable Laws of limitation or prescription or such other matter that would render such defect invalid according to applicable Law.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, or collar transaction relating to one or more currencies, commodities (including natural gas, natural gas liquids, crude oil, and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call, or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, or other similar arrangements related to such transactions.

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors and Officers” means the directors and officers of the Company, Artemis Sponsor and their respective Subsidiaries.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy, or agreement, deferred compensation agreement or arrangement, change in control, post-termination, or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life, or other insurance, executive compensation, or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, contract, agreement, arrangement, program, or practice.

“Encumbrance” means any lien, charge, claim, condition, lease, pledge, option, right of first refusal, mortgage, deed of trust, security interest, restriction (whether on voting, sale, transfer, disposition, or otherwise), and easement, or other restriction or limitation whatsoever, whether imposed by Law or agreement.

“Environmental Law” means any and all applicable Laws pertaining to pollution, protection, or restoration of the environment or natural resources, including Releases or threatened Releases of pollutants, contaminants, chemicals, or industrial, toxic, or hazardous substances, materials, or wastes, in effect in any and all jurisdictions in which the assets of the subject Person are located or in which the business of the subject Person has been operated, including the Clean

Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, and the Hazardous Materials Transportation Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means United States generally accepted accounting principles with such exceptions thereto as may be noted or otherwise referred to on any individual financial statement or schedule.

“Governmental Entity” means any legislature, court, tribunal, authority, agency, commission, division, board, bureau, branch, official, or other instrumentality of the United States, or any domestic state, county, city, or other political subdivision, governmental department, or similar governing entity, and including any governmental body exercising similar powers of authority and jurisdiction, in each case with jurisdiction over the Parties or their respective businesses.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Material” means any substance, material, or waste that is regulated by any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” a “solid waste,” or words of similar import, including Hydrocarbons, asbestos, urea formaldehyde, and polychlorinated biphenyls.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids, and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness for Borrowed Money” means, with respect to any Person, all obligations of such Person to any other Person for borrowed money, including (a) any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit or (b) any guarantee with respect to indebtedness for borrowed money of another Person, provided that obligations related to any letter of credit (or reimbursement agreement) shall constitute Indebtedness for Borrowed Money only to the extent that such letter of credit is drawn and not repaid (or if the beneficiary is entitled to draw thereon) with respect to events occurring prior to the Closing.

“Intellectual Property” means any and all proprietary, industrial, and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations, and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial, or proprietary rights.

“Interest” means, with respect to any Person: (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue, and any other similar interest of such Person; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to acquire any of the foregoing.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowing and Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the undertaking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

“Knowledge” means, (a) with respect to Contributor, the actual knowledge of the Persons listed on Schedule 1.1(a) of the Contributor Disclosure Letter without a duty of inquiry and (b) with respect to the Company, the actual knowledge of the Persons listed on Schedule 1.1(b) of the Company Disclosure Letter without a duty of inquiry.

“Laws” means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, Order, or decree of a Governmental Entity.

“Liabilities” of any Person means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty, or endorsement, whether accrued, absolute, contingent, matured, or unmatured.

“Loss” means any and all judgments, Liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, and expenses (including interest, court costs, reasonable fees of attorneys, accountants, and other experts or other reasonable expenses of litigation, or of any claim, default, or assessment) other than Unrecoverable Damages.

“Material Adverse Effect” means, when used with respect to any Party, any change, circumstance, development, state of facts, effect, or condition that, individually or in the aggregate, (i) is or could reasonably be expected to be materially adverse to the assets, condition (financial or otherwise and taking into account and giving effect to any insurance proceeds and indemnification payments actually received by such Party or its Subsidiaries), results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) prevents, materially delays, or materially impairs the ability of such Party to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that any change, circumstance, development, state of facts, effect, or condition arising from, or relating to, the following shall not be deemed to constitute a Material Adverse Effect for purposes of clause (i) above: (a) general economic or industry conditions (including any change in the prices or production levels of Hydrocarbons, or the demand for related transportation, processing, or storage services or conditions generally affecting the oil and gas industry); (b) changes, events, effects, or developments generally applicable to the onshore oil and gas industry in Texas; (c) changes in Law or accounting rules (including GAAP); (d) changes in financial, credit, currency, banking, or securities markets in general (including the failure of any financial institution), including any disruption thereof and any decline in the price of any security or any market index, or any change in prevailing interest rates, monetary policy, or inflation; (e) acts of God, including earthquakes, fires, tornadoes, flooding, and other natural disasters; (f) local, regional, national, or international political or social conditions, including the occurrence of any military or terrorist attack or the engagement by the United States of America in hostilities, whether or not pursuant to the declaration of a national emergency or war; (g) any local, regional, national or international health conditions (including any epidemic, pandemic or disease outbreak (including SARS-CoV-2 or COVID-19, and any evolutions thereof (“COVID-19”)), including any material worsening of such conditions or any Law, directive, guidelines or recommendations issued by the Centers for Disease Control and Prevention, the World Health Organization, or any other Governmental Entity providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), or any change in such Law, directive, guidelines, recommendations or interpretation thereof, (h) any failure by such Party or its Subsidiaries to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period (it being understood that the underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (i) with respect to the Company, changes to the market price or trading volume of the Company Class A Common Stock; (j) the effects on such Party’s or its Subsidiaries’ business arising from departures of personnel providing services to such Party or its Subsidiaries, whether such departures result from the announcement of the Transactions or otherwise; and (k) the announcement of the Transactions and the taking of any actions contemplated by this Agreement (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transaction); provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a) through (g) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to similarly situated participants operating in the oil and gas midstream industry in the geographies in which they operate (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may or could occur solely to the extent they are disproportionate).

“NASDAQ” means the Nasdaq Stock Market.

“Order” means any writ, judgment, decree, injunction, or award issued or otherwise put into effect by or under the authority of any Governmental Entity (in each such case whether preliminary or final).

“Organizational Documents” means with respect to any Person, the articles or certificate of incorporation, formation, or organization and by-laws, the limited partnership agreement, the partnership agreement, or the limited liability company agreement, and such other organizational documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization, or formation of such Person or which establish the legal personality of such Person.

“Permian Highway JV” means Permian Highway Pipeline LLC, a Delaware limited liability company.

“Permitted Encumbrance” means (a) liens for current period Taxes not yet due or delinquent, or, if delinquent, that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) statutory liens (including materialmen’s, warehousemen’s, mechanics’, repairmen’s, landlord’s, and other similar liens) arising in the ordinary course of business securing payments not yet delinquent, or that are being contested in good faith by appropriate proceedings, provided appropriate reserves have been established with respect to such contest, (c) Encumbrances of public record that do not and would not be reasonably expected to, as of the Execution Date, individually or in the aggregate, materially impair the use of such property for the purposes for which it is owned and operated as of the Execution Date or materially impair the operation of or detract from the value of the subject property or the Company Midstream Facilities or Contributor Midstream Facilities, as applicable, subject thereto or affected thereby (as operated as of the Execution Date), (d) (i) the rights of lessors and lessees under leases executed in the ordinary course of business, and (ii) the rights of licensors and licensees under licenses executed in the ordinary course of business, in each case, that do not and would not be reasonably expected to, as of the Execution Date, individually or in the aggregate, materially impair the use of such property for the purposes for which it is owned and operated as of the Execution Date or materially impair the operation of or detract from the value of the subject property or the Company Midstream Facilities or Contributor Midstream Facilities, as applicable, subject thereto or affected thereby (as operated as of the Execution Date), (f) purchase money liens and liens securing rental payments under capital lease arrangements that are not yet due or delinquent, (g) preferential purchase rights and other similar arrangements with respect to which Consents or waivers are obtained in connection with the Transactions or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights, (h) any conditions relating to the real property or real property rights owned, leased, or otherwise held by any Company Subsidiary or Contributor Subsidiary, as applicable, that do not and would not be reasonably expected to, as of the Execution Date, individually or in the aggregate, materially impair the use of such property for the purposes for which it is owned and operated as of the Execution Date or materially impair the operation of or detract from the value of the subject property or the Company Midstream Facilities or Contributor Midstream Facilities, as applicable, subject thereto or affected thereby (as operated as of the Execution Date), and (i) in the case of Contributor, Encumbrances that arise out of any actions taken at the direction or with the written consent of the Company or its Affiliates, and, in the case of the Company or the Partnership, Encumbrances that arise out of any actions taken at the direction or with the written consent of Contributor or its Affiliates.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, enterprise, unincorporated organization, or Governmental Entity.

“Personal Information” means any information that, alone or in combination with other information held by such Person or any of its Subsidiaries, identifies or could reasonably be used to identify an individual person, device, or household, and any other personal information that is subject to any applicable Laws.

“Proceeding” means all proceedings, actions, claims, suits, investigations, and inquiries by or before any Governmental Entity.

“Raptor Aggregator Equity Awards” means the Class A Units in BCP Raptor Aggregator, LP.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, placing, or disposing into or through the environment.

“Representatives” means, as to any Person, its officers, directors, employees, managers, members, partners, shareholders, owners, counsel, accountants, financial advisers, consultants, and agents.

“SEC” means the Securities and Exchange Commission.

“Series A Preferred Consent” means the Waiver and Consent Agreement by and among certain holders of the Series A Preferred Units and the Partnership, dated October 21, 2021.

“Series A Preferred Units” mean the Partnership’s Series A Cumulative Redeemable Preferred Units.

“Sponsor Agreements” means each of the agreements between the Company or the Company Subsidiaries, on the one hand, and Artemis Sponsor or its Subsidiaries (other than the Company or the Company Subsidiaries), on the other hand.

“Stockholder Approval” means approval by the (i) holders of a majority of the shares of Company Class A Common Stock and Company Class C Common Stock, voting together as a single class, appearing in person or by proxy at a meeting at which quorum is present, shall have approved the issuance of the Common Units comprising the Unit Consideration and the shares of Class C Common Stock comprising the Class C Consideration in accordance with the rules and regulations of NASDAQ and (ii) holders of a majority of the shares of Company Class A Common Stock and Company Class C Common Stock, voting together as a single class, shall have approved the Third A&R Certificate of Incorporation in accordance with the DGCL.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least fifty percent (50%) of the securities or Interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest, or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, that for purposes of this Agreement the Company and the Company Subsidiaries shall be deemed Subsidiaries of Artemis Sponsor, Artemis Corporation, and Artemis Midstream. Notwithstanding the foregoing, (y) for purposes of the definition of “Material Adverse Effect”, Article IV, the third sentence of Section 5.1(a), Sections 5.8(b) and 5.8(e), Section 5.9(a)(i), Section 5.9(b)(iii), Section 5.9(c), the first sentence of Section 5.7, and Section 5.20, each Company JV shall be deemed a Subsidiary of the Company and, for all other purposes of this Agreement, no Company JV shall be deemed a Subsidiary of the Company and (z) for purposes of the definition of “Material Adverse Effect”, Article III, Section 5.1(a), Sections 5.8(b) and 5.8(e), Section 5.9(h)(iii) Permian Highway JV shall be deemed a Subsidiary of Contributor and, for all other purposes of this Agreement, Permian Highway JV shall not be deemed a Subsidiary of Contributor.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or any other anti-takeover statute or similar statute enacted under applicable state Law.

“Tax” or “Taxes” means any federal, state, local, or foreign taxes, levies, duties, fees, or charges in the nature of a tax, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative, add-on minimum, or estimated tax, including, in each case, any interest and penalties applicable thereto.

“Tax Return” means any return or report, declaration, claim for refund, information return, or statement relating to Taxes, including any related schedules, attachments, or other supporting information, with respect to Taxes and including any amendment thereto, filed or required to be filed with any Taxing Authority.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes or purports to impose such Tax, and the agency (if any) charged with collection of such Tax for such Governmental Entity.

“Third A&R Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, dated as of the Closing Date, and in the form attached hereto as Exhibit C.

“Third Party” means any Person other than (a) Contributor or any of its Affiliates, (b) the Company or any of its Affiliates, or (c) Artemis Sponsor or any of its Affiliates.

“Transactions” means the transactions contemplated by this Agreement or the Ancillary Agreements; provided, however, that Transactions shall be deemed not to include the Reorganization in respect of Article IV, Section 5.1(a), Section 5.5(c), Section 5.8(c), Section 5.11, Section 6.3, Section 6.5, Section 7.3, and Section 7.5.

“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, transfer, conveyance, registration, and other similar Taxes, duties, fees, or charges incurred in connection with this Agreement and the Transactions.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unrecoverable Damages” means any exemplary, special, punitive, indirect, remote, speculative, incidental, or consequential damages, except to the extent any consequential damages are reasonably foreseeable by the Parties as of the Execution Date.

“Voting Agreement” means that certain Voting Agreement, dated as of June 12, 2019, by and among Artemis Corporation, Artemis Midstream, and the purchasers party thereto.

“Voting Debt” of a Person means bonds, debentures, notes, or other Indebtedness for Borrowed Money having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders, members, or partners, as applicable, of such Person may vote.

1.2 Construction. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit, or aid in the construction of any term or provision hereof. The Parties recognize that this Agreement is the product of the joint efforts of the Parties. It is the intention of the Parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of Law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement. Further, unless the context requires otherwise:

(a) terms defined in Section 1.1 or elsewhere in this Agreement have the meanings assigned to them in that Section for purposes of this Agreement;

(b) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine, and neuter;

(c) references to Articles and Sections (other than in connection with the Code, other Law, or the Treasury Regulations) refer to Articles and Sections, respectively, of this Agreement unless otherwise indicated by the context thereof;

(d) the words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Article or Section;

(e) the words “include,” “includes,” and “including” mean “include, without limitation,” “includes, without limitation,” and “including, without limitation,” respectively;

(f) terms defined herein include the plural as well as the singular;

(g) unless otherwise indicated, the terms “ordinary course of business” or “ordinary course” shall be deemed to refer to the ordinary conduct of business in a manner consistent with the past practices and customs of the Contributor Subsidiaries or the Company and its Affiliates, as applicable;

(h) the terms “day” and “days” mean and refer to calendar day(s). The terms “year” and “years” mean and refer to calendar year(s). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action shall be deferred until the next Business Day;

(i) the phrase “made available” means that the subject document or information was (i) included in the applicable Data Room or (ii) with respect to information made available by the Company, publicly available by virtue of any Company SEC Document, in each case, at least two (2) Business Days prior to the Execution Date or at such other time as the Company and Contributor mutually agree;

(j) all exhibits or schedules attached hereto are hereby incorporated herein and made a part hereof for all purposes; and

(k) the word “or” is not exclusive.

ARTICLE II.

CONTRIBUTION AND CLOSING

2.1 Contribution. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Contributor shall contribute, assign, transfer, convey, and deliver to the Partnership, and the Partnership shall accept from Contributor, free and clear of all Encumbrances (other than restrictions on transfer that may be imposed by federal or state securities Laws), all of the Contributed Interests (the “Contribution”). As consideration for the Contribution, at the Closing, the Partnership shall deliver to Contributor or its designee(s) (i) fifty million (50,000,000) Common Units (the “Unit Consideration”) and (ii) the same number of shares of Class C Common Stock (the “Class C Consideration”); provided, that any such Contributor designee shall be required to execute and deliver a counterpart signature page to each of the Third A&R LP Agreement, the A&R Stockholders Agreement, and the Second A&R Registration Rights Agreement if not already party thereto.

2.2 Impact of Stock Splits, Etc. In the event of any change in the number of Common Units or shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for Common Units or shares of Company Common Stock issued and outstanding after the Execution Date and prior to the Closing by reason of any stock or unit split, reverse stock or unit split, stock or unit dividend or distribution, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Unit Consideration and shares of Class C Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Unit Consideration and shares of Class C Consideration subject to further adjustment in accordance with this Section 2.2. Nothing in this Section 2.2 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

2.3 Closing. The Closing shall take place at the offices of Bracewell LLP, 711 Louisiana Street, Suite 2300, Houston, Texas 77002 at 10:00 A.M. local time, on the third Business Day after either the Company or Contributor delivers notice to the other Parties that the conditions to Closing set forth in Article VI and Article VII, as applicable (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been either satisfied or waived by the Party for whose benefit such conditions exist, or on such other date and at such other time and place as the Company and Contributor mutually agree in writing. All actions listed in Section 2.4 or Section 2.5 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing. The Closing shall be effective for all purposes at 12:01 A.M., local time, in Houston, Texas, on the Closing Date.

2.4 Closing Deliveries by Contributor. At the Closing, Contributor shall deliver, or shall cause to be delivered, the following:

(a) to the Partnership, a counterpart of the Interests Assignment Agreement by and between Contributor and the Partnership, dated as of the Closing Date, and in the form attached hereto as Exhibit A (“Interests Assignment Agreement”), duly executed by Contributor;

(b) to the Company and the Partnership, a certification of non-foreign status complying with the provisions of Section 1446(f) of the Code and Treasury Regulations Section 1.1445-2(b), duly executed by Contributor;

(c) to the Company, a certificate duly executed by an authorized Person of Contributor, certifying that the conditions set forth in Section 6.1 and Section 6.2 have been fulfilled; and

(d) to the Company, a counterpart of the Second Amended and Restated Registration Rights Agreement by and among the Blackstone, ISQ, Artemis Midstream, Contributor, and the Company, dated as of the Closing Date, and in the form attached hereto as Exhibit B (the “Second A&R Registration Rights Agreement”) duly executed by Blackstone and ISQ, which Second A&R Registration Rights Agreement shall amend and restate the Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by and among the Company, Kayne Anderson Sponsor, LLC, and Artemis Midstream (the “Existing Registration Rights Agreement”).

2.5 Closing Deliveries by the Company. At the Closing, the Company shall deliver, or shall cause to be delivered, the following:

(a) to Contributor, a counterpart of the Interests Assignment Agreement, duly executed by the Partnership;

(b) to Contributor, a certificate duly executed by an authorized Person of the Company, certifying that the conditions set forth in Section 7.1 and Section 7.2 have been fulfilled;

(c) to Contributor, a counterpart of the Second A&R Registration Rights Agreement, duly executed by the Company and Artemis Midstream;

(d) to Contributor, evidence of the issuance (i) by the Company of the Class C Consideration and (ii) by the Partnership of the Unit Consideration;

(e) to Contributor, evidence that the Third A&R Certificate of Incorporation has been duly executed and submitted for filing with the Secretary of State of the State of Delaware in accordance with the DGCL;

(f) to Contributor, evidence that the Amended and Restated Bylaws of the Company in the form attached hereto as Exhibit E have been duly adopted in accordance with the DGCL and the Company’s Organizational Documents;

(g) to Contributor, evidence that the Company Board is composed as set forth on Schedule 2.5(g) of the Company Disclosure Letter; and

(h) to Contributor, resignations of the officers and directors of the Company and the Company Subsidiaries and the Company’s or the Company Subsidiaries’ designees under any of the Company JVs.

2.6 Further Deliveries. Each Party shall execute and deliver such additional documents as another Party may reasonably request it to execute in order to implement or document the Closing or give effect to the Transactions.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES REGARDING CONTRIBUTOR

Except as set forth in the Contributor Disclosure Letter, Contributor and Raptor jointly and severally represent and warrant to the Company as follows; provided that (i) for purposes of this Article III, and the defined terms used in this Article III, except with respect to Sections 3.2(c) and 3.29, Raptor, Raptor GP and their respective Subsidiaries shall be deemed to be Subsidiaries of Contributor prior to completion of the Reorganization and (ii) all of the representations and warranties set forth in this Article III (other than those representations and warranties set forth in Section 3.2(e)) shall be deemed to be qualified by the phrase “to the Knowledge of Contributor” to the extent any such representations and warranties are applicable to the Permian Highway JV:

3.1 Organization, Standing, and Power. Each of Contributor and its Subsidiaries (such entities, the “Contributor Subsidiaries”) is a corporation, partnership, or limited liability company duly organized, as the case may be, validly existing, and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease, and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority, or standing has not had and would not have, individually or in the aggregate, a Material Adverse Effect on Contributor and the Contributor Subsidiaries, taken as a whole (a “Contributor Material Adverse Effect”). Each of Contributor and the Contributor Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership, or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license, or be in good standing has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. Contributor has heretofore made available to the Company complete and correct copies of the Organizational Documents of Contributor and each Contributor Subsidiary (each of which is set forth on Schedule 3.1 of the Contributor Disclosure Letter), each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect, and neither Contributor nor any Contributor Subsidiary is in material violation of any of the provisions of its Organizational Documents.

3.2 Capital Structure; Title to Contributed Interests.

(a) Schedule 3.2(a)(i) of the Contributor Disclosure Letter sets forth one-hundred percent (100%) of the issued and outstanding Interests in each of the Contributor Subsidiaries (other than Permian Highway JV, Raptor and Raptor GP), in each case, as of the date hereof, and in each case, the holder thereof as of the date hereof. Schedule 3.2(a)(ii) of the Contributor Disclosure Letter sets forth all of the issued and outstanding Interests in Permian Highway JV owned by Contributor and the Contributor Subsidiaries as of the date hereof and the holder thereof as of the date hereof. Except as set forth on Schedule 3.2(a)(iii) of the Contributor Disclosure Letter, as of the date hereof, (i) Contributor or the applicable Contributor Subsidiary set forth on Schedule 3.2(a)(i) of the Contributor Disclosure Letter owns all of the outstanding Interests in each Contributor Subsidiary (other than Permian Highway JV and, prior to the Reorganization, Raptor and Raptor GP) and (ii) the applicable Contributor Subsidiary set forth on Schedule 3.2(a)(ii) of the Contributor Disclosure Letter owns the Interests in Permian Highway JV set forth on Schedule 3.2(a)(ii) of the Contributor Disclosure Letter.

(b) All of the Interests in the Contributor Subsidiaries have been duly authorized, are validly issued, fully paid (to the extent required under the Organizational Documents of such entity) and non-assessable (except to the extent non-assessability may be affected by Section 18-607 of the Delaware Limited Liability Company Act), and are not subject to preemptive rights. All outstanding Interests in the Contributor Subsidiaries have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including any applicable Contributor Plan and the applicable Organizational Documents). As of the close of business on the Measurement Date, except as set forth on Schedule 3.2(b)(i) of the Contributor Disclosure Letter, there are no outstanding options, warrants, or other rights to subscribe for, purchase, or acquire from Contributor or any of the Contributor Subsidiaries any Interest of the Contributor Subsidiaries (which Schedule 3.2(b)(i) of the Contributor Disclosure Letter shall also set forth, with respect to any such options, warrants, or other such rights, the exercise, conversion, purchase, exchange, or other similar price thereof). All outstanding Interests of the Contributor Subsidiaries are free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by federal or state securities Laws. Except as set forth in this Section 3.2 or Schedule 3.2(b)(i) of the Contributor Disclosure Letter, there are outstanding: (A) no Voting Debt of any of the Contributor Subsidiaries, (B) no securities of any of the Contributor Subsidiaries convertible into or exchangeable or exercisable for Interests, Voting Debt, or other voting securities of the Contributor Subsidiaries, and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments, or agreements to which Contributor or any Contributor Subsidiary is a party or by which it is bound in any case obligating Contributor or any Contributor Subsidiary to issue, deliver, sell, purchase, grant, redeem, or acquire, or cause to be issued, delivered, sold, purchased, granted, redeemed, or acquired, additional Interests, any Voting Debt, or other voting securities of any Contributor Subsidiary, or obligating Contributor or any Contributor Subsidiary to grant, extend, or enter into any such option, warrant, subscription, call, right, commitment, or agreement. Other than the Organizational Documents of the Contributor Subsidiaries, there no voting trusts or other agreements to which Contributor or any Contributor Subsidiary is a party or by which it is bound relating to the voting of any Interest in the Contributor Subsidiaries. As of the Execution Date, except for any other Contributor Subsidiary or Permian Highway JV, no Contributor Subsidiary has any (1) Interests in any Person, or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person.

(c) After giving effect to the Reorganization, Contributor will own good and valid title to all of the Contributed Interests, free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by federal or state securities Laws.

(d) To the Knowledge of Contributor, Schedule 3.2(d) of the Contributor Disclosure Letter sets forth all of the outstanding Interests in the Permian Highway JV as of the Execution Date.

(e) Except as set forth on Schedule 3.2(e) of the Contributor Disclosure Letter, Raptor, directly or indirectly, has good and valid title to the Interests in Permian Highway JV set forth on Schedule 3.2(a)(ii) of the Contributor Disclosure Letter, free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by federal or state securities Laws or the Organizational Documents of Permian Highway JV.

3.3 Authority; No Violations; Consents and Approvals.

(a) Each of Contributor and Raptor (the “Contributor Parties”) have all requisite organizational power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery of this Agreement by each of the Contributor Parties, and the consummation by each of the Contributor Parties of the Transactions, have been duly authorized by all necessary limited partnership and limited liability company action on the part of each of the Contributor Parties, as applicable. This Agreement has been duly executed and delivered by each of the Contributor Parties, and, assuming the due and valid execution of this Agreement by the Company and the Partnership, constitutes a valid and binding obligation of each of the Contributor Parties, enforceable against each of the Contributor Parties in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium, and other Laws of general applicability relating to or affecting creditors’ rights, and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). No approvals that have not already been obtained are necessary on the part of any of the partners, members, or other holders of Interests in Contributor and the Contributor Subsidiaries to approve this Agreement and the Transactions, and true, complete, and correct copies of such approvals have been delivered to the Company.

(b) The execution, delivery, and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both), (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of Contributor or any of the Contributor Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of, or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon, any of the properties or assets of Contributor or any of the Contributor Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, permit, franchise, or license to which Contributor or any of the Contributor Subsidiaries is a party, or by which Contributor or any of the Contributor Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 3.4 are duly and timely obtained or made, contravene, conflict with, or result in a violation of any Law applicable to Contributor or any of the Contributor Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, Losses, or Encumbrances that has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. None of Contributor, any Contributor Subsidiary, or any partner or other holder of Interests in Contributor, is a party to any contract, arrangement, or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Company Board.

3.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Contributor or any of the Contributor Subsidiaries in connection with the execution, delivery, and performance of this Agreement by the Contributor Parties, or the consummation by Contributor and the Contributor Subsidiaries of the Transactions, except for: (a) any applicable filings by the Company (or its ultimate parent entity) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Proxy Statement relating to the Special Meeting (including any postponement, adjournment, or recess thereof) and (ii) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such other compliance with and filings as may be required under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) filings with NASDAQ; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (e) any such Consent the failure to obtain or make as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

3.5 Financial Statements. Schedule 3.5 of the Contributor Disclosure Letter sets forth true, correct, and complete copies of (a) the audited consolidated balance sheets of each of (i) BCP Raptor, LLC, (ii) BCP Raptor II, LLC, and (iii) BCP PHP, LLC, as of and for the years ended December 31, 2020 and 2019, and the related statements of operations and cash flows for each of the twelve-month periods then ended (collectively, the “Contributor Year End Financial Statements”); and (b) the unaudited consolidated balance sheets of each of (i) BCP Raptor, LLC, (ii) BCP Raptor II, LLC, and (iii) BCP PHP, LLC, as of and for the six month-period ended June 30, 2021, and the related statements of operations and cash flows for the six-month period then ended (the “Contributor Interim Financial Statements,” and collectively with the Contributor

Year End Financial Statements, the “Contributor Financial Statements”). The Contributor Financial Statements (1) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (2) fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosures and other presentation items customarily included in audited financial statements) the financial position of the applicable Persons as of their respective dates and the results of operations and the cash flows of the applicable Persons for the periods presented therein, and (3) were derived from the books and records of the applicable Persons, which books and records (A) are accurate, complete, and correct in all material respects, (B) represent actual, bona fide transactions, and (C) have been prepared and maintained in all material respects in accordance with sound business and accounting practices for similarly situated private companies.

3.6 Absence of Certain Changes or Events.

(a) Since December 31, 2020 through the Execution Date, there has not been any event, change, effect, or development that, individually or in the aggregate, has had or would have a Contributor Material Adverse Effect.

(b) From December 31, 2020 through the Execution Date, the Contributor Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, except for any commercially reasonable actions taken, or omitted to be taken, by any Contributor Subsidiary in connection with COVID-19 or any COVID-19 Measures.

3.7 No Undisclosed Material Liabilities. There are no Liabilities of Contributor or any of the Contributor Subsidiaries other than: (a) Liabilities adequately provided for on the most recent balance sheet included in the Contributor Year End Financial Statements (including the notes thereto); (b) Liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; and (c) Liabilities which individually, and in the aggregate, have not had and would not have a Contributor Material Adverse Effect.

3.8 Information Supplied. None of the information supplied or to be supplied by Contributor for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of any meeting of the stockholders of the Company to approve the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.9 Contributor Permits; Compliance with Applicable Law.

(a) The Contributor Subsidiaries hold, and at all times since January 1, 2020 (the “Applicable Date”) have held, all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, Orders, franchises, and approvals of all Governmental Entities necessary to own, lease, and operate the Contributor Midstream Facilities and their other respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Contributor Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold any such Contributor Permit or make such a payment has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. All of the Contributor Permits are in full force and effect and no suspension or cancellation of any of the Contributor Permits is pending or, to Contributor’s Knowledge, threatened, and the Contributor Subsidiaries are in compliance with the terms of the Contributor Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

(b) The businesses of Contributor and the Contributor Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. Additionally, neither Contributor nor any of the Contributor Subsidiaries has received written notice of any investigation or review by any Governmental Entity with respect to Contributor or any of the Contributor Subsidiaries, and, to Contributor’s Knowledge, no such investigation or review is threatened, other than, in each case, those the outcome of which have not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

3.10 Compensation; Benefits.

(a) Set forth on Schedule 3.10(a) of the Contributor Disclosure Letter is a list of all material Contributor Plans.

(b) True, correct, and complete copies of each of the material Contributor Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory, or opinion letters, if applicable, have been furnished or made available to the Company or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments), the most recent summary plan description (with all summaries of material modifications thereto), the most recent financial statements and actuarial or other valuation reports, and all material non-routine correspondence to or from any Governmental Entity received in the last three years.

(c) Each Contributor Plan has been established, administered, operated, funded, and maintained in material compliance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) There are no material Proceedings pending (other than routine claims for benefits) or, to Contributor’s Knowledge, threatened against, or with respect to, any of the Contributor Plans or the assets thereof.

(e) All material contributions required to be made by Contributor or any of the Contributor Subsidiaries to the Contributor Plans pursuant to their terms or applicable Law have been timely made.

(f) Each Contributor Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and has received a favorable determination letter (or in the case of a master/prototype or volume submitter plan, a favorable opinion or advisory letter) as to its qualification under the Code and, to Contributor’s Knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualification of such Contributor Plan. With respect to each Contributor Plan, neither Contributor nor any of the Contributor Subsidiaries, or, to Contributor’s Knowledge, any other Person, has engaged in a transaction in connection with which Contributor or any of the Contributor Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. Contributor and the Contributor Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, or 4980H of the Code.

(g) Neither Contributor nor any of the Contributor Subsidiaries sponsors, maintains, contributes to, or has an obligation to contribute to (or has in the last six years sponsored, maintained, contributed to, or had an obligation to contribute to), or has any current or contingent liability or obligation under or with respect to, and no Contributor Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) an Employee Benefit Plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 or 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA), (iv) a multiple employer plan as described in Section 413(c) of the Code, or (v) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Contributor Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and neither Contributor nor any of the Contributor Subsidiaries has any obligation to provide such benefits.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former Contributor or Contributor Subsidiary employee, director, or other service provider of Contributor or any of the Contributor Subsidiaries to severance pay, any increase in severance pay, or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former Contributor or Contributor Subsidiary employee, director, or other individual service provider of Contributor or any of the Contributor Subsidiaries; (iii) directly or indirectly cause or require Contributor to transfer or set aside any amount of assets to fund any benefits under any Contributor Plan; or (iv) limit or restrict the right to amend, terminate, or transfer the assets of any Contributor Plan on or following the Closing.

(j) No amount or benefits that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by a current or former employee, director or other service provider of the Contributor or any Contributor Subsidiary who is a “disqualified individual” (within the meaning of Section 280G of the Code) would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(k) Each Contributor Plan or any other agreement, arrangement, or plan of Contributor or any of the Contributor Subsidiaries that constitutes, in any part, a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) No current or former employee, director or other service provider of the Contributor or any Contributor Subsidiary is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to Taxes imposed under Section 409A or Section 4999 of the Code.

(m) No Contributor Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of Contributor or any of the Contributor Subsidiaries who reside or perform services primarily outside of the United States.

3.11 Labor Matters.

(a) (i) Neither Contributor nor any of the Contributor Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Contributor or any of the Contributor Subsidiaries is represented by, any labor union, works council or other similar representative of employees, (ii) there is no pending or, to Contributor’s Knowledge, threatened union representation petition involving employees of Contributor or any of the Contributor Subsidiaries, and (iii) to Contributor’s Knowledge, since the Applicable Date, there has been no activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) There is, and since the Applicable Date there has been, no strike, labor dispute, slowdown, work stoppage, or lockout, or other labor disturbance pending, or, to Contributor’s Knowledge, threatened, against or involving Contributor or any of the Contributor Subsidiaries.

(c) Except as has not had, and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, Contributor and the Contributor Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Laws respecting labor, employment, and employment practices, and there are no material Proceedings pending or, to Contributor’s Knowledge, threatened against Contributor or any of the Contributor Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, or any class of the foregoing, relating to any of the foregoing applicable Laws. Except as would not have, individually or in the aggregate, a Contributor Material Adverse Effect, neither Contributor nor any of the Contributor Subsidiaries is in receipt of a written notice issued by a Governmental Entity that alleges a current material violation by the Contributor or any of the Contributor Subsidiaries of any applicable Law respecting labor, employment or employment practices.

3.12 Taxes. Except as disclosed in Schedule 3.12 of the Contributor Disclosure Letter:

(a) All material Tax Returns required to be filed by any of the Contributor Subsidiaries have been duly and timely filed (taking into account any extension of time for filing), and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes that are due and payable by any of the Contributor Subsidiaries have been paid in full.

(b) There are no Encumbrances for material Taxes on any of the assets of any of the Contributor Subsidiaries, except for Permitted Encumbrances for current period Taxes not yet due or delinquent.

(c) None of the Contributor Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any material Taxes.

(d) There is no outstanding claim, assessment, deficiency, audit, examination, investigation, or litigation in respect of a material amount of Taxes against any of the Contributor Subsidiaries that has been asserted in writing by any Governmental Entity. There are no Proceedings with respect to material Taxes pending or, to Contributor’s Knowledge, proposed or threatened against any of the Contributor Subsidiaries or with respect to the assets of any of the Contributor Subsidiaries.

(e) No written claim has been made in the last three (3) years by any Taxing Authority in a jurisdiction where any of the Contributor Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been, to Contributor’s Knowledge, proposed or threatened with respect to any of the Contributor Subsidiaries.

(f) None of the Contributor Subsidiaries has been a member of an affiliated group filing a consolidated, combined, or unitary U.S. federal, state, local, or non-U.S. income Tax Return (other than a group the common parent of which is or was Contributor or a Contributor Subsidiary). None of the Contributor Subsidiaries has any material Liability for Taxes of any Person (other than Taxes of any of the Contributor Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or by contract (in each case, other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements)).

(g) None of the Contributor Subsidiaries is a party to any material Tax allocation, sharing, or similar agreement (in each case, other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements)).

(h) None of the Contributor Subsidiaries has participated, or is currently participating, in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Contributor Subsidiaries has (i) deferred any withholding or payment of any Taxes otherwise due through any automatic extension or other grant of relief provided or (ii) sought any Tax credit, including any employee retention Tax credit or other Tax benefit available, in each case, under any COVID-19 Tax Act.

(j) Other than with respect to the interests held in Permian Highway JV, none of the assets of any Contributor Subsidiary is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(k) Each of the Contributor Subsidiaries is, and has been since its formation, properly classified for U.S. federal income tax purposes as either an entity disregarded as separate from its owner or a partnership.

(l) The representations and warranties in Section 3.10 and this Section 3.12 are the sole and exclusive representations and warranties of Contributor in this Agreement with respect to Taxes and Tax matters.

3.13 Litigation. There is no (i) Proceeding pending or, to Contributor’s Knowledge, threatened against or affecting Contributor or any of the Contributor Subsidiaries, any of their respective properties or assets, or any present or former officer, director, or employee of Contributor or the Contributor Subsidiaries in such individual’s capacity as such, or (ii) outstanding judgment, Order, injunction, rule, or decree of any Governmental Entity in each case other than as would not (if, with respect to clause (i), determined adversely to Contributor or the applicable Contributor Subsidiaries), individually or in the aggregate, have a Contributor Material Adverse Effect.

3.14 Intellectual Property.

(a) The Contributor Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of the Contributor and the Contributor Subsidiaries as presently conducted (collectively, the “Contributor Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

(b) To Contributor’s Knowledge, the use of the Contributor Intellectual Property by the Contributor Subsidiaries in the operation of the business of Contributor and the Contributor Subsidiaries as presently conducted does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, any Intellectual Property of any other Person, except for such matters that have not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

(c) The Contributor Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of Contributor and the Contributor Subsidiaries as presently conducted, except where failure to do so has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

(d) Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, the IT Assets owned, used, or held for use by the Contributor Subsidiaries (i) are sufficient for the current needs of the businesses of Contributor and the Contributor Subsidiaries, (ii) have not malfunctioned or failed within the past three years, and (iii) to Contributor’s Knowledge, are free from any malicious code.

(e) Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, (i) Contributor and each of the Contributor Subsidiaries have used reasonable best measures to ensure the confidentiality, privacy, and security of any Personal Information collected or held for use by Contributor and the Contributor Subsidiaries; and (ii) to Contributor’s Knowledge, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information, or trade secrets owned or held for use by the Contributor Subsidiaries.

3.15 Real Property. Except as set forth on Schedule 3.15(a) of the Contributor Disclosure Letter, the Contributor Subsidiaries, collectively, have Defensible Title to, or where applicable, a valid leasehold interest in (a) all real property owned by the Contributor Subsidiaries (collectively, the “Contributor Owned Real Property”), (b) all real property leased, subleased, licensed, or otherwise occupied (whether as tenant, subtenant, or pursuant to other occupancy arrangements) by the Contributor Subsidiaries (collectively, including the improvements thereon, the “Contributor Leased Real Property”) and (c) each agreement under which any of the Contributor Subsidiaries is the landlord, sublandlord, tenant, subtenant, occupant or otherwise derives a leasehold interest in the Contributor Leased Real Property (each, a “Contributor Real Property Lease”), in each case, as is necessary to conduct its business as presently conducted in the ordinary course, including the development, construction, ownership and operation by the Contributor Subsidiaries of the Contributor Midstream Facilities. Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, (i) each Contributor Real Property Lease is in full force and effect and is valid and enforceable against the applicable Contributor Subsidiary and, to Contributor’s Knowledge, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, (ii) neither Contributor nor any of the Contributor Subsidiaries, or to Contributor’s Knowledge, any other party thereto, has received written notice of any default under any Contributor Real Property Lease, and (iii) as of the Execution Date, there does not exist any pending or, to Contributor’s Knowledge, threatened, condemnation or eminent domain Proceedings that affect any of the Contributor Owned Real Property or the Contributor Leased Real Property.

3.16 Rights-of-Way and Midstream Facilities. The Contributor Subsidiaries, collectively, have Defensible Title to, or where applicable, a valid leasehold interest in, (a) the Contributor Midstream Facilities and (b) all Consents, easements, rights-of-way, permits, servitudes, surface use agreements, franchises, licenses and other similar agreements as are sufficient to conduct its business as presently conducted in the ordinary course, including the development, construction, ownership and operation by the Contributor Subsidiaries of the Contributor Midstream Facilities (collectively, the “Contributor Rights-of-Way” and, together with the Contributor Owned Real Property, the Contributor Leased Real Property, and the Contributor Real Property Leases, the “Contributor Real Property”). Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, (i) each Contributor Right-of-Way is in full force and effect and is valid and enforceable against the applicable Contributor Subsidiary and, to Contributor’s Knowledge, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights and (ii) neither Contributor nor any of the Contributor Subsidiaries, or to Contributor’s Knowledge, any other party thereto, has received written notice of any default under any Contributor Right of Way. The Contributor Real Property, taken collectively, is sufficient to conduct its business as presently conducted in the ordinary course, including the development, construction, ownership and operation by the Contributor Subsidiaries of the Contributor Midstream Facilities, except for any Contributor Real Property the absence of which has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. Each of the Contributor Subsidiaries has fulfilled and performed all its material obligations with respect to such Contributor Rights-of-Way and conducted its business in a manner that does not violate any of the Contributor Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Contributor Rights-of-Way, except for such revocations, terminations, and impairments that have not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. The Contributor Midstream Facilities are located on or are subject to valid Contributor Rights-of-Way, or are located within the boundaries of the Contributor Owned Real Property or the Contributor Leased Real Property, and the Contributor Real Property, collectively, establishes a continuous right-of-way along the route of the Contributor Midstream Facilities and there are no gaps (including any gap arising as a result of any breach by any of the Contributor Subsidiaries of the terms of any Contributor Rights-of-Way or Contributor Real Property Lease) in the Contributor Rights-of-Way (taking into account the Contributor Owned Real Property and the Contributor Leased Real Property) other than gaps that have not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect. As of the Execution Date, there does not exist any pending or, to Contributor’s Knowledge, threatened, condemnation or eminent domain Proceedings that affect any of the Contributor Rights-of-Way or the Contributor Midstream Facilities. The Contributor Midstream Facilities are in operating and working condition, ordinary wear and tear excepted, and not in need of material repair or replacement other than as part of routine maintenance that is conducted in the ordinary course of business. The Contributor has provided the Company with complete and accurate copies of the conveyance documents vesting record title in the Contributor Subsidiaries of the Contributor Real Property held by any Contributor Subsidiary on the Execution Date.

3.17 Environmental Matters.

(a) Contributor, the Contributor Subsidiaries, and their respective operations and assets are, and for the past three years have been, in compliance in all material respects with Environmental Laws, which compliance includes, and for the past three years has included, obtaining, maintaining, and complying in all material respects with all of the Contributor Permits required under Environmental Law for their respective operations and occupancy of any real property. There is no Proceeding pending, or to the Contributor’s Knowledge, threatened, that seeks to revoke, terminate or adversely modify any material Contributor Permits required under Environmental Law.

(b) Contributor and the Contributor Subsidiaries are not subject to any pending or, to Contributor’s Knowledge, threatened material Proceedings under Environmental Laws. Neither Contributor nor any of the Contributor Subsidiaries nor any of their respective properties or assets is subject to any outstanding material judgment, Order, injunction, rule, or decree of any Governmental Entity issued under or in relation to Environmental Law.

(c) There have been no Releases of Hazardous Materials by Contributor or the Contributor Subsidiaries or, to Contributor’s Knowledge, any other Person at any property currently or, to Contributor’s Knowledge, formerly owned, operated, or otherwise used by Contributor or the Contributor Subsidiaries, or, to Contributor’s Knowledge, by any predecessors of Contributor or any of the Contributor Subsidiaries, which Releases have resulted or would result in material liability to Contributor or any of the Contributor Subsidiaries under Environmental Law, and, as of the Execution Date, neither Contributor nor any of the Contributor Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a material violation of, or material liability or obligation under, any Environmental Laws, including with respect to the investigation, remediation, removal, or monitoring of the Release or threatened Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Contributor or any of the Contributor Subsidiaries, or at or from any offsite location where Hazardous Materials from Contributor’s or the Contributor Subsidiaries’ operations have been sent for treatment, disposal, storage, or handling.

(d) Contributor and the Contributor Subsidiaries have not (i) generated, treated, stored, arranged for the disposal of, manufactured, distributed, or, to Contributor’s Knowledge, exposed any Person to any Hazardous Materials, so as to result in material liability to Contributor or the Contributor Subsidiaries under Environmental Law, or (ii) assumed, provided an indemnity (excluding reasonable, customary indemnities in master services agreements) with respect to or otherwise become subject to any such material outstanding liability of any other Person under Environmental Laws.

(e) There have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of Contributor or the Contributor Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or any property owned, operated, or otherwise used by any of them that have not been delivered or otherwise made available to the Company. Copies of any such reports that have been delivered or otherwise made available to the Company were complete and correct copies.

Except for the representations and warranties contained in Section 3.5, Section 3.6, and Section 3.7, this Section 3.17 contains the sole and exclusive representations and warranties of Contributor with respect to Environmental Laws and Hazardous Materials.

3.18 Material Contracts.

(a) Schedule 3.18(a) of the Contributor Disclosure Letter sets forth a true and complete list, as of the Execution Date, of the following to which any of the Contributor Subsidiaries is party or by which any of their respective assets are bound:

(i) each contract that provides for the acquisition, disposition, license, use, distribution, or outsourcing of assets, services, rights, or properties with respect to which Contributor reasonably expects that the Contributor Subsidiaries will make annual payments in excess of $10,000,000 or aggregate payments in excess of $100,000,000;

(ii) each contract relating to Indebtedness for Borrowed Money or the deferred purchase price of property by any of the Contributor Subsidiaries (whether incurred, assumed, guaranteed, or secured by any asset), other than agreements solely between or among the Contributor Subsidiaries, or those involving an amount of Indebtedness for Borrowed Money or deferred purchase price, individually or in the aggregate, of no more than $100,000,000;

(iii) any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, for which any Contributor Subsidiary may be liable;

(iv) each contract for lease of personal property or real property (other than the Contributor Real Property Leases and the Contributor Rights-of-Way) involving payments in excess of $10,000,000 in any calendar year or aggregate payments in excess of $100,000,000 that are not terminable without penalty or other liability to the Contributor Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days;

(v) each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Contributor Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Contributor Subsidiaries, or (C) prohibits or limits the rights of the Contributor Subsidiaries to make, sell, or distribute any products or services, or use, transfer, or distribute, or enforce any of their rights with respect to, any of their material assets;

(vi) each Hydrocarbon purchase and sale, gathering, treating, transportation, processing, compression or similar contracts entered into by any Contributor Subsidiary that (A) (1) if a fee-based contract, provides for aggregate payments to or from such Contributor Subsidiary during any fiscal year in excess of $25,000,000, or (2) if a percentage of proceeds contract, is reasonably anticipated to result in a share of proceeds retained by such Contributor Subsidiary for its own account during any such fiscal year in excess of $25,000,000, or (B) (y) involves the gathering, treating, transportation, processing, compression, purchase, sale, or storage of more than 50 MMcf of gaseous Hydrocarbons per day, or 2,500 barrels of liquid Hydrocarbons per day, or (2) provides for an acreage dedication or similar commitment;

(vii) each contract for any Derivative Transaction;

(viii) each collective bargaining agreement or other labor-related contract with a labor union, works council, or other labor organization;

(ix) any employment contract that (i) requires annualized base salary payments in excess of $150,000, (ii) provides for change in control or transaction bonuses, or (iii) provides for severance in excess of one month of base salary or notice of termination in excess of thirty (30) days;

(x) each material partnership, joint venture, or limited liability company agreement;

(xi) each agreement under which any of the Contributor Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees, or consultants, in each case with a principal amount in excess of $150,000;

(xii) any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation, or disposal of water (including brine water and flowback water) that (A) provides for an acreage dedication in excess of 10,000 gross surface acres, or (B) that could reasonably be expected to result in the receipt or payment by any of the Contributor Subsidiaries of an amount in excess of $100,000,000 over the remaining term of such agreement;

(xiii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments, area of mutual interest or capacity reservation fees;

(xiv) any contract with any Governmental Entity (other than the Contributor Permits);

(xv) any contract that obligates any of the Contributor Subsidiaries to make any future capital commitment, loan, or expenditure in an amount in excess of $100,000,000;

(xvi) each contract for any Contributor Related Party Transaction;

(xvii) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right, or rights of first or last offer, negotiation, or refusal, other than those contained in any agreement in which such provision is solely for the benefit of the Contributor Subsidiaries, to which any of the Contributor Subsidiaries is subject, and is material to the business of the Contributor Subsidiaries, taken as a whole;

(xviii) each contract that constitutes a pipeline interconnect or facility operating agreement;

(xix) any contract whereby the Contributor Subsidiaries lease capacity (whether firm or interruptible) on a third party pipeline or lease capacity on the Contributor Midstream Facilities to a third-party shipper; and

(xx) any other contract that requires or entitles any Contributor Subsidiary to make or receive payments of $10,000,000 or more annually;

provided, however, that Contributor shall have no obligation to list any contract on Schedule 3.18(a) of the Contributor Disclosure Letter to which Permian Highway JV is a party, but all such contracts shall otherwise constitute Contributor Contracts for purposes of Section 3.18(b).

(b) Collectively, the contracts set forth in Section 3.18(a) (excluding, for the avoidance of doubt, any Contributor Real Property Lease or Contributor Right-of-Way) are herein referred to as the “Contributor Contracts.” A complete and correct copy of each of the Contributor Contracts has been made available to the Company. Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, each Contributor Contract is legal, valid, binding, and enforceable in accordance with its terms on the Contributor Subsidiary that is a party thereto and, to Contributor’s Knowledge, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, (i) neither Contributor nor any of the Contributor Subsidiaries is in breach or default under any Contributor Contract nor, to Contributor’s Knowledge, is any other party to any such Contributor Contract in breach or default thereunder, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Contributor Subsidiaries, or, to Contributor’s Knowledge, any other party thereto. There are no disputes pending or, to Contributor’s Knowledge, threatened with respect to any Contributor Contract and neither Contributor nor any of the Contributor Subsidiaries has received any written notice of the intention of any other party to any Contributor Contract to terminate for default, convenience, or otherwise any Contributor Contract, nor Contributor’s Knowledge, is any such party threatening to do so, in each case except as has not had or would not have, individually or in the aggregate, a Contributor Material Adverse Effect.

3.19 Derivative Transactions.

(a) Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, all Derivative Transactions entered into by the Contributor or any Contributor Subsidiary or for the account of any of its customers as of the Execution Date were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Contributor and the Contributor Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect, the Contributor and each of the Contributor Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no current or ongoing breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

3.20 Insurance. Set forth on Schedule 3.20 of the Contributor Disclosure Letter is a true, correct, and complete list of all material insurance policies held by the Contributor Subsidiaries as of the Execution Date (collectively, the “Material Contributor Insurance Policies”); provided, however, that Contributor shall have no obligation to list any policy on Schedule 3.20 of the Contributor Disclosure Letter to which Permian Highway JV is a party, but all such policies shall otherwise constitute Material Contributor Insurance Policies for purposes of this Section 3.20. Except as has not had and would not have, individually or in the aggregate, a Contributor Material Adverse Effect:

(a) each of the Material Contributor Insurance Policies is in full force and effect on the Execution Date and a true, correct, and complete copy of each Material Contributor Insurance Policy has been made available to the Company;

(b) all premiums payable under the Material Contributor Insurance Policies prior to the Execution Date have been duly paid to date and neither Contributor nor any of the Contributor Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Contributor Insurance Policies; and

(c) as of the Execution Date, no written notice of cancellation or termination has been received with respect to any Material Contributor Insurance Policy.

3.21 Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc., Barclays Capital Inc., Jefferies LLC and Intrepid Partners, LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s, or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Contributor, the Contributor Subsidiaries, or their respective Affiliates.

3.22 Related Party Transactions. Schedule 3.22 of the Contributor Disclosure Letter sets forth, as of the Execution Date, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Contributor or any of the Contributor Subsidiaries (excluding employment compensation and benefits payable thereto or other items related to employment thereof by Contributor or such Contributor Subsidiary), (b) any direct or indirect holder of Interests in the Contributor Subsidiaries, or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease, or other contract with or binding upon any of the Contributor Subsidiaries or any of their respective properties or assets or has any interest in any property owned by any of the Contributor Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance, or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b), or (c) in connection with the operation of the business of any of the Contributor Subsidiaries (each of the foregoing, a “Contributor Related Party Transaction”).

3.23 Ownership of Company Common Stock. Neither Contributor nor any of the Contributor Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for, or exercisable for shares of Company Common Stock).

3.24 Own Account. Contributor understands that each of the Unit Consideration and the Class C Consideration are “restricted securities,” as defined in Section (a)(3) of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or any applicable state securities law. Contributor is acquiring each of the Unit Consideration and the Class C Consideration as principal for its own account and not with a view to or for distributing or reselling such Unit Consideration and Class C Consideration or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Unit Consideration and Class C Consideration in violation of the Securities Act or any applicable state securities law, and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Unit Consideration and Class C Consideration in violation of the Securities Act or any applicable state securities law.

3.25 Contributor Status. At the time Contributor was offered the Unit Consideration and the Class C Consideration, it was, as of the date hereof it is, and as of the Closing Date it will be an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

3.26 Experience of Contributor. Contributor has such knowledge, sophistication, and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Unit Consideration and the Class C Consideration and has so evaluated the merits and risks of such investment. Contributor is able to bear the economic risk of an investment in the Unit Consideration and the Class C Consideration and is able to afford a complete loss of such investment.

3.27 General Solicitation. Contributor is not purchasing the Unit Consideration and the Class C Consideration as a result of any advertisement, article, notice, or other communication regarding the Unit Consideration and the Class C Consideration published in any newspaper, magazine, or similar media, broadcast over television or radio, presented at any seminar, or included in any other general solicitation or general advertisement.

3.28 Regulatory Status.

(a) Except as set forth on Schedule 3.28 of the Contributor Disclosure Letter, the rates charged by the Contributor Subsidiaries are not currently regulated by the Federal Energy Regulatory Commission under the Interstate Commerce Act, Natural Gas Act, or the Natural Gas Policy Act of 1978. Except as set forth on Schedule 3.28 of the Contributor Disclosure Letter, neither the Contributor nor the Contributor Subsidiaries have received written notice from any Governmental Entity indicating that (i) the Contributor Midstream Facilities or the Contributor Subsidiaries are being regulated or will be regulated by Federal Energy Regulatory Commission, (ii) the Federal Energy Regulatory Commission considers the Contributor Midstream Facilities or the Contributor Subsidiaries to be subject to regulation under any applicable Law as a “natural gas company” under the Natural Gas Act, (iii) any state public service commission or the Texas Railroad Commission considers the Contributor Subsidiaries or the Contributor Midstream Facilities to be subject to regulation under applicable Law as a “public utility,” “public service company” or similar designation(s) or any similar designations of a regulated entity, (iv) any Governmental Entity considers the Contributor Subsidiaries or the Contributor Midstream Facilities subject to regulation as a “holding company” under the U.S. Public Utility Holding Company Act of 2005 or similar designation of such regulated entity or (v) the Department of Transportation considers the Contributor Subsidiaries or the Contributor Midstream Facilities as subject to regulation under the Pipeline and Hazardous Materials Safety Administration Rules on Pipeline Integrity Management.

(b) Neither the Contributor nor any of the Contributor Subsidiaries is (i) an “investment company” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”) or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility,” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

3.29 Business Conduct. Since its inception, Contributor has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions (including the Reorganization). Since their respective inception, the limited liability companies to be formed and with which Raptor and Raptor GP will merge as contemplated by the Reorganization will not have engaged in any activity other than such actions in connection with (y) their respective organization and (z) the Reorganization.

3.30 No Additional Representations.

(a) Except for the representations and warranties made in this Article III, neither the Contributor, Raptor nor any other Person makes any express or implied representation or warranty with respect to the Contributor or the Contributor Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Contributor and Raptor hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Contributor, Raptor nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Contributor or any of the Contributor Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Contributor and Raptor in this Article III, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of the Contributor or the Contributor Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Contributor and Raptor acknowledge and agree that neither Company nor any other Person has made or is making any representations or warranties relating to Company or any of the Company Subsidiaries or their respective Affiliates whatsoever, express or implied, beyond those expressly given in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to the Contributor and Raptor or any of their respective Representatives and that neither Contributor nor Raptor has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Contributor and Raptor acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Contributor or Raptor or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) and neither Contributor nor Raptor has relied on any such information.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Letter or (ii) as disclosed in the Company SEC Documents filed with or furnished to the SEC and available on Edgar since December 31, 2020 and prior to the Execution Date (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company and the Partnership jointly and severally represent and warrant to Contributor as follows; provided that, all of the representations and warranties set forth in this Article IV (other than those representations and warranties set forth in the last sentence of Section 4.2) shall be deemed to be qualified by the phrase “to the Knowledge of the Company” to the extent any such representations and warranties are applicable to the Company JVs:

4.1 Organization, Standing, and Power. Each of the Company and its Subsidiaries (such entities, the “Company Subsidiaries” which, for the avoidance of doubt, includes the Partnership) is a corporation, partnership, or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease, and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority, or standing has not had and would not have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and the Company Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership, or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license, or be in good standing has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Subject to Schedule 4.1 of the Company Disclosure Letter, the Company has heretofore made available to Contributor complete and correct copies of the Organizational Documents of the Company and each Company Subsidiary (each of which is set forth on Schedule 4.1 of the Company Disclosure Letter), each as amended prior to the execution of this Agreement, and each as made available to Contributor is in full force and effect, and neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its Organizational Documents.

4.2 Capital Structure. As of the Execution Date, the authorized capital stock of the Company consists of (i) 1,500,000,000 shares of Company Class A Common Stock, (ii) 1,500,000,000 shares of Company Class C Common Stock, and (iii) 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on October 18, 2021 (the “Measurement Date”): (A) 3,746,460 shares of Company Class A Common Stock were issued and outstanding (not including shares held in treasury), (B) 12,500,000 shares of Company Class C Common Stock were issued and outstanding, (C) no shares of Company Preferred Stock were issued and outstanding, (D) 18,941,631 whole warrants, each whole warrant entitling the holder thereof to purchase one-twentieth of a share of Company Class A Common Stock at an exercise price of $230.00 per share of Company Class A Common Stock (the “Company Warrants”), were issued and outstanding, and (E) 561,969 shares of Company Class A Common Stock were reserved for issuance under the Company’s 2019 Omnibus Compensation Plan (the “2019 Plan”). All outstanding shares of Company Class A Common Stock and Company Class C Common Stock have been duly authorized and are validly issued, fully paid, and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Class A Common Stock and Company Class C Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the 2019 Plan and the Company’s Organizational Documents). As of the close of business on the Measurement Date, except (i) as set forth in this Section 4.2 and Schedule 4.2 of the Company Disclosure Letter; (ii) the Company Class C Common Stock, as set forth in the Organizational Documents of the Company, and the Company Warrants, (iii) the Company Class A Common Stock issuable upon the exchange of the Common Units, as set forth in the Organizational Documents of the Company and the Partnership, (iii) Interests issuable in connection with the 2019 Plan, and (iv) the rights of Contributor pursuant to this Agreement, there are no outstanding options, warrants, or other rights to subscribe for, purchase, or acquire from the Company or any of the Company Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company. Except for the Partnership, the ownership of which is set forth on Schedule 4.2 of the Company Disclosure Letter, all outstanding Interests of the Company Subsidiaries (excluding the Company JVs for purposes of this sentence) are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by federal or state securities Laws, and have been duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of such entity) and nonassessable (except to the extent non-assessability may be affected by

Section 18-607 of the Delaware Limited Liability Company Act). The Interests in the Company JVs owned by a Company Subsidiary are set forth on Schedule 4.2 of the Company Disclosure Letter, and all such Interests are owned by such Company Subsidiary free and clear of all Encumbrances (other than Encumbrances in the Organizational Documents of such Company JVs and restrictions on transfer that may be imposed by federal or state securities Laws) and have been duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of such entity) and non-assessable (except to the extent non-assessability may be affected by Section 18-607 of the Delaware Limited Liability Company Act). Except as set forth in this Section 4.2 or Schedule 4.2 of the Company Disclosure Letter or the Organizational Documents of the Company Subsidiaries, and except for changes since the Measurement Date resulting from the exercise of Company Warrants, and the issuance of shares of Company Class A Common Stock thereunder, there are outstanding: (A) no shares of Company Common Stock, Voting Debt, or other voting securities of the Company or any Company Subsidiary, (B) no securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of Company Common Stock (other than the Company Class A Common Stock issuable upon exchange of the Common Units), Voting Debt, or other voting securities of the Company or any Company Subsidiary, and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments, or agreements to which the Company or any Company Subsidiary is a party or by which it is bound in any case obligating the Company or any Company Subsidiary to issue, deliver, sell, purchase, redeem, or acquire, or cause to be issued, delivered, sold, purchased, redeemed, or acquired, additional shares of Company Common Stock, Voting Debt, or other voting securities of the Company or any Company Subsidiary, or obligating the Company or any Company Subsidiary to grant, extend, or enter into any such option, warrant, subscription, call, right, commitment, or agreement. Except for the Existing Stockholders Agreement and the Voting Agreement, there are no stockholder agreements, voting trusts or other agreements (it being agreed and acknowledged that the Company’s and the Company Subsidiaries’ Organizational Documents do not constitute such agreements) to which the Company or any the Company Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other Interest of the Company or any of the Company Subsidiaries. No Company Subsidiary owns any shares of Company Common Stock or any other capital stock of the Company. As of the Execution Date, except with respect to the Company JVs, neither the Company nor any of the Company Subsidiaries has any (1) equity securities or other similar Interests in any Person, other than the Company’s and the Company Subsidiaries’ Interests in the Company Subsidiaries, or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than the Company and the Company Subsidiaries and its investments listed on Schedule 4.2 of the Company Disclosure Letter. To the Knowledge of the Company, Schedule 4.2 of the Company Disclosure Letter sets forth all of the outstanding Interests in the Company JVs as of the Execution Date. The Company, directly or indirectly, has good and valid title to all of the Interests in the Company JVs set forth on Schedule 4.2 of the Company Disclosure Letter, free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by federal or state securities Laws and restrictions under the Credit Agreement, the Organizational Documents of the Company JVs, and the Organizational Documents of the Partnership.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company and the Partnership have all requisite corporate and limited partnership, as applicable, power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution and delivery of this Agreement by the Company and the Partnership, and the consummation by the Company and the Partnership of the Transactions, have been duly authorized by all necessary corporate or limited partnership, as applicable, action on the part of the Company and the Partnership, subject to the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and the Partnership, as applicable, and, assuming the due and valid execution of this Agreement by Contributor, constitutes a valid and binding obligation of the Company and the Partnership enforceable against the Company and the Partnership in accordance with its terms, subject, as to enforceability, to Creditor’s Rights. The Company Board, at a meeting duly called and held, has (i) determined that this Agreement and the Transactions, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend that the holders of Company Common Stock approve this Agreement and the Transactions (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Board Recommendation contains the resolutions set forth on Schedule 4.3(a) of the Company Disclosure Letter. The Stockholder Approval is the only approval of the holders of any class or series of Company capital stock necessary to approve this Agreement and the Transactions.

(b) Except as set forth on Schedule 4.3(b) of the Company Disclosure Letter, the execution, delivery, and performance of this Agreement by the Company and the Partnership does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company or the Organizational Documents of any of the Company Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of, or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon, any of the properties or assets of the Company or any of the Company Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, permit, franchise, or license to which the Company or any of the Company Subsidiaries is a party, or by which the Company or any of Company Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, Losses, or Encumbrances that has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not party to any contract, arrangement, or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Company Board, except for the Existing Stockholders Agreement, the Voting Agreement and the A&R Stockholders Agreement.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of the Company Subsidiaries in connection with the execution, delivery, and performance of this Agreement by the Company or the Partnership, or the consummation by the Company and the Partnership of the Transactions, except for: (a) any applicable filings by the Company (or its ultimate parent entity) under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Proxy Statement relating to the Special Meeting (including any postponement, adjournment, or recess thereof) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with and filings as may be required under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) filings with NASDAQ; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (e) any such Consent the failure to obtain or make as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since the Applicable Date, the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements, and documents required to be so filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements, and documents so filed or furnished by the Company, collectively, the “Company SEC Documents”). As of their respective dates (or, if amended prior to the Execution Date, as of the date of such amendment with respect to those amended disclosures), each of the Company SEC Documents, as amended, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the Execution Date, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of (i) the Company included in the Company SEC Documents, and (ii) to the Knowledge of the Company, any other Person included in the Company SEC Documents, in each case, including all notes and schedules thereto, (x) complied in all material respects, when filed (or if amended prior to the Execution Date, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, except as has been disclosed in any Company SEC Document, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and (y) fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosures and other presentation items customarily included in audited financial statements) the financial position of the Company and its consolidated subsidiaries (and, to the Knowledge of the Company, any other such Person and its consolidated subsidiaries) as of their respective dates and the results of operations and the cash flows of such Person and the Company and its consolidated subsidiaries for the periods presented therein (subject to normal period-end adjustments). For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(b) with respect to any financial statements or other financial information furnished by the Contributor or the Contributor Subsidiaries and included in the Proxy Statement.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and the Company Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to ensure reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since the Applicable Date, neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant, or Representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices.

(f) As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Company’s Knowledge, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership, or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(h) No Company Subsidiary is required to file any form, report, schedule, statement or other document with the SEC.

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2020 through the Execution Date, there has not been any event, change, effect, or development that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

(b) From December 31, 2020 through the Execution Date, the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, except for any commercially reasonable actions taken, or omitted to be taken, by the Company or any Company Subsidiary in connection with COVID-19 or any COVID-19 Measures.

4.7 No Undisclosed Material Liabilities. There are no Liabilities of the Company or any of the Company Subsidiaries other than: (a) Liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the twelve months ended December 31, 2020; (b) Liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; and (c) Liabilities which individually, and in the aggregate, have not had and would not have a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of any meeting of the stockholders of the Company to approve the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of Section 3.8, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Contributor or any Contributor Subsidiary specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and the Company Subsidiaries hold, and at all times since the Applicable Date have held, all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, Orders, franchises, and approvals of all Governmental Entities necessary to own, lease, and operate the Company Midstream Facilities and their other respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold any such Company Permit or make such a payment has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. All of the Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, and the Company and the Company Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The businesses of the Company and the Company Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Additionally, neither the Company nor any of the Company Subsidiaries has received written notice of any investigation or review by any Governmental Entity with respect to the Company or any of the Company Subsidiaries, and, to the Company’s Knowledge, no such investigation or review is threatened, other than, in each case, those the outcome of which have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a)(i) of the Company Disclosure Letter is a list of all material Company Plans. Set forth on Schedule 4.10(a)(ii) of the Company Disclosure Letter is a list of all material Artemis Sponsor Plans.

(b) True, correct, and complete copies of each of the material Company Plans and Artemis Sponsor Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory, or opinion letters, if applicable, have been furnished or made available to Contributor or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments), the most recent summary plan description (with all summaries of material modifications thereto), the most recent financial statements and actuarial or other valuation reports, and all material non-routine correspondence to or from any Governmental Entity received in the last three years.

(c) Each Company Plan and each Artemis Sponsor Plan has been established, administered, operated, funded, and maintained in material compliance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) There are no material Proceedings pending (other than routine claims for benefits) or, to the Company’s Knowledge, threatened against, or with respect to, any of the Company Plans or the assets thereof.

(e) All material contributions required to be made by the Company or any of the Company Subsidiaries to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f) Each Company Plan and each Artemis Sponsor Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and has received a favorable determination letter (or in the case of a master/prototype or volume submitter plan, a favorable opinion or advisory letter) as to its qualification under the Code and, to the Company’s Knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualification of such Company Plan or Artemis Sponsor Plan, as applicable. With respect to each Company Plan, neither the Company nor any of the Company Subsidiaries, or, to the Company’s Knowledge, any other Person, has engaged in a transaction in connection with which the Company or any of the Company Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. With respect to each Artemis Sponsor Plan, none of Artemis Sponsor nor any of its Affiliates has engaged in a transaction in connection with which Artemis Sponsor, the Company or any of the Company Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. None of Artemis Sponsor or any of its Affiliates, the Company or the Company Subsidiaries has any material liability (whether or not assessed) under Sections 4980B, 4980D, or 4980H of the Code.

(g) None of Artemis Sponsor or any of its Affiliates, the Company or the Company Subsidiaries sponsors, maintains, contributes to, or has an obligation to contribute to (or has in the last six years sponsored, maintained, contributed to, or had an obligation to contribute to), or has any current or contingent liability or obligation under or with respect to, and no Company Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) an Employee Benefit Plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 or 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA), (iv) a multiple employer plan as described in Section 413(c) of the Code, or (v) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Plan or Artemis Sponsor Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and none of Artemis Sponsor or any of its Affiliates, the Company or the Company Subsidiaries has any obligation to provide such benefits.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former Executive Employee, Company-Related Employee, Company Support Employee, current or former Company or Company Subsidiary employee, director, or other individual service provider of the Company or any of the Company Subsidiaries to severance pay, any increase in severance pay, or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former Executive Employee, Company-Related Employee, Company Support Employee, current or former Company or Company Subsidiary employee, director, or other individual service provider of the Company or any of the Company Subsidiaries; (iii) directly or indirectly cause or require the Company to transfer or set aside any amount of assets to fund any benefits under any Company Plan; or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Closing.

(j) Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter, no amount or benefits that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by a current or former employee, director or other service provider of the Company or any Company Subsidiary who is a “disqualified individual” (within the meaning of Section 280G of the Code) would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(k) Each Company Plan or any other agreement, arrangement, or plan of the Company or any of the Company Subsidiaries that constitutes, in any part, a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) No current or former employee, director or other service provider of the Company or any Company Subsidiary is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to Taxes imposed under Section 409A or Section 4999 of the Code.

(m) No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of the Company Subsidiaries who reside or perform services primarily outside of the United States.

4.11 Labor Matters.

(a) (i) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and no employee of the Company or any of the Company Subsidiaries or any Executive Employee, Company-Related Employee, or any other employee of Artemis Sponsor or its Affiliates who provides services to the Company or any of the Company Subsidiaries (such other employees, the “Company Support Employees”) is represented by, any labor union, works council or other similar representative of employees, (ii) there is no pending or, to the Company’s Knowledge, threatened union representation petition involving employees of the Company or any of the Company Subsidiaries, any Executive Employees, any Company-Related Employees, or any Company Support Employees, and (iii) to the Company’s Knowledge, since the Applicable Date, there has been no activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) There is, and since the Applicable Date there has been, no strike, labor dispute, slowdown, work stoppage, or lockout, or other labor disturbance pending, or, to the Company’s Knowledge, threatened, against or involving (i) the Company or the Company Subsidiaries or (ii) the Executive Employees, the Company-Related Employees or the Company Support Employees with respect to their services to the Company or any of the Company Subsidiaries.

(c) Except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Laws respecting labor, employment, and employment practices, and there are no material Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, or any class of the foregoing, relating to any of the foregoing applicable Laws. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in receipt of a written notice issued by a Governmental Entity that alleges a current material violation by the Company or any of the Company Subsidiaries of any applicable Law respecting labor, employment or employment practices.

(d) Except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect, the employment of the Executive Employees, Company-Related Employees and the Company Support Employees is, and since January 1, 2019 has been, in compliance with all applicable Laws respecting labor, employment, and employment practices, and there are no material Proceedings pending or, to the Company’s Knowledge, threatened by or on behalf of any Executive Employees, Company-Related Employees or Company Support Employees, relating to any of the foregoing applicable Laws with respect to services provided to the Company or any of the Company Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither Artemis Sponsor nor any of its Affiliates is in receipt of a written notice issued by a Governmental Entity that alleges a current material violation by Artemis Sponsor or any of its Affiliates of any applicable Law respecting labor, employment, or employment practices.

(e) The Executive Employees, Company-Related Employees and the Company Support Employees represent the entirety of the employees of Artemis Sponsor or any of its Affiliates whose employment involves providing services with respect to the Company or the Company Subsidiaries (excluding the Company JVs).

4.12 Taxes. Except as disclosed in Schedule 4.12 of the Company Disclosure Letter:

(a) All material Tax Returns required to be filed by the Company or any of the Company Subsidiaries have been duly and timely filed (taking into account any extension of time for filing), and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes that are due and payable by the Company or any of the Company Subsidiaries have been paid in full.

(b) There are no Encumbrances for material Taxes on any of the assets of the Company or any of the Company Subsidiaries, except for Permitted Encumbrances for current period Taxes not yet due or delinquent.

(c) Neither the Company nor any of the Company Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any material Taxes.

(d) There is no outstanding claim, assessment, deficiency, audit, examination, investigation, or litigation in respect of a material amount of Taxes against the Company or any of the Company Subsidiaries that has been asserted in writing by any Governmental Entity. There are no Proceedings with respect to material Taxes pending or, to the Company’s Knowledge, proposed or threatened against the Company and the Company Subsidiaries or with respect to the assets of the Company and the Company Subsidiaries.

(e) No written claim has been made in the last three (3) years by any Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been, to the Company’s Knowledge, proposed or threatened with respect to the Company or any of the Company Subsidiaries.

(f) Neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local, or non-U.S. income Tax Return (other than a group the common parent of which is or was the Company or a Company Subsidiary). Neither the Company nor any of the Company Subsidiaries has any material Liability for Taxes of any Person (other than Taxes of the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or by contract (in each case, other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements)).

(g) Neither the Company nor any of the Company Subsidiaries is a party to any material Tax allocation, sharing, or similar agreement (in each case, other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements)).

(h) Neither the Company nor any of the Company Subsidiaries has participated, or is currently participating, in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither the Company nor any of the Company Subsidiaries has (i) deferred any withholding or payment of any Taxes otherwise due through any automatic extension or other grant of relief provided or (ii) sought any Tax credit, including any employee retention Tax credit or other Tax benefit available, in each case, under any COVID-19 Tax Act.

(j) Other than with respect to the interests held in the Company JVs, none of the assets of any Company Subsidiary is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(k) Each of the Company Subsidiaries is, and has been since its formation, properly classified for U.S. federal income tax purposes as either an entity disregarded as separate from its owner or a partnership.

(l) The representations and warranties in Section 4.10 and this Section 4.12 are the sole and exclusive representations and warranties of the Company in this Agreement with respect to Taxes and Tax matters.

4.13 Litigation. There is no (i) Proceeding pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of the Company Subsidiaries, any of their respective properties or assets, or any present or former officer, director, or employee of the Company or any of the Company Subsidiaries in such individual’s capacity as such, or (ii) outstanding judgment, Order, injunction, rule, or decree of any Governmental Entity in each case other than as would not (if, with respect to clause (i), determined adversely to the Company or the Company Subsidiaries), individually or in the aggregate, have a Company Material Adverse Effect.

4.14 Intellectual Property.

(a) Except as set forth on Schedule 4.14(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and the Company Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) To the Company’s Knowledge, the use of the Company’s Intellectual Property by the Company and the Company Subsidiaries in the operation of the business of each of the Company and the Company Subsidiaries as presently conducted does not infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, any Intellectual Property of any other Person, except for such matters that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and the Company Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and the Company Subsidiaries as presently conducted, except where failure to do so has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth on Schedule 4.14(d) of the Company Disclosure Letter or as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of the Company Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and the Company Subsidiaries, (ii) have not malfunctioned or failed within the past three years, and (iii) to the Company’s Knowledge, are free from any malicious code.

(e) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of the Company Subsidiaries have used reasonable best measures to ensure the confidentiality, privacy, and security of Personal Information collected or held for use by the Company or the Company Subsidiaries; and (ii) to the Company’s Knowledge, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information, or trade secrets owned or held for use by the Company or the Company Subsidiaries.

4.15 Real Property. Except as set forth on Schedule 4.15(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries, collectively, have Defensible Title to, or where applicable, a valid leasehold interest in (a) all real property owned by the Company or any of the Company Subsidiaries (collectively, the “Company Owned Real Property”), (b) all real property leased, subleased, licensed, or otherwise occupied (whether as tenant, subtenant, or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary (collectively, including the improvements thereon, the “Company Leased Real Property”), and (c) each agreement under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant, occupant or otherwise derives a leasehold interest in the Company Leased Real Property (each, a “Company Real Property Lease”), in each case, as is necessary to conduct its business as presently conducted in the ordinary course, including the development, construction, ownership and operation by the Company and the Company Subsidiaries of the Company Midstream Facilities. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is in full force and effect and is valid and enforceable against the Company or such Company Subsidiary and, to the Company’s Knowledge, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, (ii) neither the Company nor any of the Company Subsidiaries, or to the Company’s Knowledge, any other party thereto, has received written notice of any default under any Company Real Property Lease, and (iii) as of the Execution Date, there does not exist any pending or, to the Company’s Knowledge, threatened, condemnation or eminent domain Proceedings that affect any of the Company Owned Real Property or the Company Leased Real Property.

4.16 Rights-of-Way and Midstream Facilities. Except as set forth on Schedule 4.16(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries, collectively, have Defensible Title to, or where applicable, a valid leasehold interest in, (a) the Company Midstream Facilities and (b) all Consents, easements, rights-of-way, permits, servitudes, surface use agreements, franchises, licenses and other similar agreements as are sufficient to conduct its business as presently conducted in the ordinary course, including the development, construction, ownership and operation by the Company and the Company Subsidiaries of the Company Midstream Facilities (collectively, the “Company Rights-of-Way” and, together with the Company Owned Real Property, the Company Leased Real Property, and the Company Real Property Leases, the “Company Real Property”). Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Right-of-Way is in full force and effect and is valid and enforceable against the applicable Company Subsidiary and, to Company’s Knowledge, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights and (ii) neither Company nor any of the Company Subsidiaries, or to Company’s Knowledge, any other party thereto, has received written notice of any default under any Company Right of Way. The Company Real Property, taken collectively, is sufficient to conduct its business as presently conducted in the ordinary course, including the development, construction, ownership and operation by the Company and the Company Subsidiaries of the Company Midstream Facilities, except for any Company Real Property the absence of which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has fulfilled and performed all its material obligations with respect to such Company Rights-of-Way and conducted its business in a manner that does not violate any of the Company Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Company Rights-of-Way, except for such revocations, terminations, and impairments that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 4.16(a) of the Company Disclosure Letter, the Company Midstream Facilities are located on or are subject to valid Company Rights-of-Way, or are located within the boundaries of the Company Owned Real Property or the Company Leased Real Property, and the Company Real Property, collectively, establishes a continuous right-of-way along the route of the Company Midstream Facilities, and there are no gaps (including any gap arising as a result of any breach by the Company or any of the Company Subsidiaries of the terms of any Company Rights-of-Way or Company Real Property Lease) in the Company Rights-of-Way (taking into account the Company Owned Real Property and the Company Leased Real Property) other than gaps that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the Execution Date, there does not exist any pending or, to Company’s Knowledge, threatened, condemnation or eminent domain Proceedings that affect any of the Company Rights-of-Way or the Company Midstream Facilities. The Company Midstream Facilities are in operating and working condition, ordinary wear and tear excepted, and not in need of material repair or replacement other than as part of routine maintenance that is conducted in the ordinary course of business. The Company has provided Contributor with complete and accurate copies of the conveyance documents vesting record title in the Company or the Company Subsidiaries of the Company Real Property held by the Company or any Company Subsidiary on the Execution Date.

4.17 Environmental Matters. Except as disclosed in Schedule 4.17 of the Company Disclosure Letter:

(a) The Company and the Company Subsidiaries, and their respective operations and assets are, and for the past three years have been, in compliance in all material respects with Environmental Laws, which compliance includes, and for the past three years has included, obtaining, maintaining, and complying in all material respects with all of the Company Permits required under Environmental Law for their respective operations and occupancy of any real property. There is no Proceeding pending, or to the Company’s Knowledge, threatened, that seeks to revoke, terminate or adversely modify any material Company Permits required under Environmental Law.

(b) The Company and the Company Subsidiaries are not subject to any pending or, to the Company’s Knowledge, threatened material Proceedings under Environmental Laws. Neither the Company nor any of the Company Subsidiaries nor any of their respective properties or assets is subject to any outstanding material judgment, Order, injunction, rule, or decree of any Governmental Entity issued under or in relation to Environmental Law.

(c) There have been no Releases of Hazardous Materials by the Company or the Company Subsidiaries or, to the Company’s Knowledge, any other Person at any property currently or, to the Company’s Knowledge, formerly owned, operated, or otherwise used by the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, by any predecessors of the Company or any Company Subsidiary, which Releases have resulted or would result in material liability to the Company or the Company Subsidiaries under Environmental Law, and, as of the Execution Date, neither the Company nor any of the Company Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a material violation of, or material liability or obligation under, any Environmental Laws, including with respect to the investigation, remediation, removal, or monitoring of the Release or threatened Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company or the Company Subsidiaries, or at or from any offsite location where Hazardous Materials from the Company’s or the Company Subsidiaries’ operations have been sent for treatment, disposal, storage, or handling.

(d) The Company and the Company Subsidiaries have not (i) generated, treated, stored, arranged for the disposal of, manufactured, distributed, or, to the Company’s Knowledge, exposed any Person to any Hazardous Materials, so as to result in material liability to the Company or the Company Subsidiaries under Environmental Law, or (ii) assumed, provided an indemnity (excluding reasonable customary indemnities in master services agreements) with respect to or otherwise become subject to any such material outstanding liability of any other Person under Environmental Laws.

(e) There have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of the Company or the Company Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or any property owned, operated, or otherwise used by any of them that have not been delivered or otherwise made available to Contributor. Copies of any such reports that have been delivered or otherwise made available to Contributor were complete and correct copies.

Except for the representations and warranties contained in Section 4.5, Section 4.6, and Section 4.7, this Section 4.17 contains the sole and exclusive representations and warranties of the Company with respect to Environmental Laws and Hazardous Materials.

4.18 Material Contracts.

(a) Schedule 4.18(a) of the Company Disclosure Letter sets forth a true and complete list, as of the Execution Date, of the following to which the Company or any of the Company Subsidiaries is party or by which any of their respective assets are bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution, or outsourcing of assets, services, rights, or properties with respect to which the Company reasonably expects that the Company or any of the Company Subsidiaries will make annual payments in excess of $3,000,000 or aggregate payments in excess of $30,000,000;

(iii) each contract relating to Indebtedness for Borrowed Money or the deferred purchase price of property by the Company or any of the Company Subsidiaries (whether incurred, assumed, guaranteed, or secured by any asset), other than agreements solely between or among the Company or any of the Company Subsidiaries, or those involving an amount of Indebtedness for Borrowed Money or deferred purchase price, individually or in the aggregate, of no more than $30,000,000;

(iv) any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, for which the Company or any of the Company Subsidiaries may be liable;

(v) each contract for lease of personal property or real property (other than the Company Real Property Leases and the Company Rights-of-Way) involving payments in excess of $3,000,000 in any calendar year or aggregate payments in excess of $30,000,000 that are not terminable without penalty or other liability to the Company or any of the Company Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days;

(vi) each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or any of the Company Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or any of the Company Subsidiaries, or (C) prohibits or limits the rights of the Company or any of the Company Subsidiaries to make, sell, or distribute any products or services, or use, transfer, or distribute, or enforce any of their rights with respect to, any of their material assets;

(vii) each Hydrocarbon purchase and sale, gathering, treating, transportation, processing, compression or similar contracts entered into by the Company or any of the Company Subsidiaries that (A) (1) if a fee-based contract, provides for aggregate payments to or from the Company or the Company Subsidiary, as applicable, during any fiscal year in excess of $7,500,000, or (2) if a percentage of proceeds contract, is reasonably anticipated to result in a share of proceeds retained by the Company or the Company Subsidiary, as applicable, for its own account during any such fiscal year in excess of $7,500,000, or (B) (y) involves the gathering, treating, transportation, processing, compression, purchase, sale, or storage of more than 15 MMcf of gaseous Hydrocarbons per day, or 7,500 barrels of liquid Hydrocarbons per day, or (2) provides for an acreage dedication or similar commitment;

(viii) each contract for any Derivative Transaction;

(ix) each collective bargaining agreement or other labor-related contract with a labor union, works council, or other labor organization;

(x) any employment contract that (i) requires annualized base salary payments in excess of $45,000, (ii) provides for change in control or transaction bonuses, or (iii) provides for severance in excess of one month of base salary or notice of termination in excess of thirty (30) days;

(xi) each material partnership, joint venture, or limited liability company agreement;

(xii) each agreement under which the Company or any of the Company Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees, or consultants, in each case with a principal amount in excess of $45,000;

(xiii) any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation, or disposal of water (including brine water and flowback water) that (A) provides for an acreage dedication in excess of 3,000 gross surface acres, or (B) that could reasonably be expected to result in the receipt or payment by the Company or any of the Company Subsidiaries of an amount in excess of $30,000,000 over the remaining term of such agreement;

(xiv) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments, area of mutual interest or capacity reservation fees;

(xv) any contract with any Governmental Entity (other than the Company Permits);

(xvi) any contract that obligates the Company or any of the Company Subsidiaries to make any future capital commitment, loan, or expenditure in an amount in excess of $30,000,000;

(xvii) each contract for any Company Related Party Transaction;

(xviii) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right, or rights of first or last offer, negotiation or refusal, other than those contained in any agreement in which such provision is solely for the benefit of the Company or any of the Company Subsidiaries, to which the Company or any of the Company Subsidiaries is subject, and is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xix) each contract that constitutes a pipeline interconnect or facility operating agreement;

(xx) any contract whereby the Company or Company Subsidiaries lease capacity (whether firm or interruptible) on a third party pipeline or lease capacity on the Company Midstream Facilities to a third-party shipper; and

(xxi) any other contract that requires or entitles the Company or any of the Company Subsidiaries to make or receive payments of $3,000,000 or more annually;

provided, however, that the Company shall have no obligation to list any contract on Schedule 4.18(a) of the Company Disclosure Letter to which any Company JV is a party, but all such contracts shall otherwise constitute Company Contracts for purposes of Section 4.18(b).

(b) Collectively, the contracts set forth in Section 4.18(a) (excluding, for the avoidance of doubt, any Company Real Property Lease or Company Right-of-Way) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Contributor. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding, and enforceable in accordance with its terms on the Company and each of the Company Subsidiaries that is a party thereto and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries is in breach or default under any Company Contract nor, to the Company’s Knowledge, is any other party to any such Company Contract in breach or default thereunder, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or the Company Subsidiaries, or, to the Company’s Knowledge, any other party thereto. There are no disputes pending or, to the Company’s Knowledge, threatened with respect to any Company Contract and neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience, or otherwise any Company Contract, nor to the Company’s Knowledge, is any such party threatening to do so, in each case except as has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) No Person, other than Artemis Midstream, has any rights under the Existing Stockholders Agreement, and no Person, other than Artemis Midstream and the individuals set forth on Schedule 4.18(c) of the Company Disclosure Letter, has any rights under the Existing Registration Rights Agreement, in each case, that are exercisable following the date hereof, except in the case of the Existing Registration Rights Agreement the obligations specified in Section 3.5 and Article IV thereof.

4.19 Derivative Transactions.

(a) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any Company Subsidiary or for the account of any of its customers as of the Execution Date were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no current or ongoing breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.20 Insurance. Set forth on Schedule 4.20 of the Company Disclosure Letter is a true, correct, and complete list of all material insurance policies held by the Company or any of the Company Subsidiaries as of the Execution Date (collectively, the “Material Company Insurance Policies”); provided, however, that the Company shall have no obligation to list any policy on Schedule 4.20 of the Company Disclosure Letter to which any Company JV is a party, but all such policies shall otherwise constitute Material Company Insurance Policies for purposes of this Section 4.20. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) each of the Material Company Insurance Policies is in full force and effect on the Execution Date and a true, correct, and complete copy of each Material Company Insurance Policy has been made available to Contributor;

(b) all premiums payable under the Material Company Insurance Policies prior to the Execution Date have been duly paid to date and neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies; and

(c) as of the Execution Date, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.21 Brokers. Except for the fees and expenses payable to Credit Suisse Securities (USA) LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s, or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.22 Related Party Transactions. Schedule 4.22 of the Company Disclosure Letter sets forth, as of the Execution Date, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of the Company Subsidiaries (excluding employment compensation and benefits payable thereto or other items related to employment thereof by the Company or such Subsidiary), (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of the equity securities of the Company or any of the Company Subsidiaries whose status as a five percent (5%) holder is known to the Company as of the Execution Date, or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the Company’s Knowledge) is a party to any actual or proposed loan, lease, or other contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of the Company Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance, or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b), or (c) in connection with the operation of the business of the Company or any of the Company Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

4.23 Opinion of Financial Advisor. The Company Board has received the opinion of Credit Suisse Securities (USA) LLC addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications, and other matters considered in connection with the preparation thereof, as of the date of the opinion, the consideration payable by the Company and the Partnership to Contributor pursuant to this Agreement is fair, from a financial point of view, to the Company. A copy of such opinion will be provided (solely for informational purposes) by the Company to Contributor promptly following the execution of this Agreement (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Contributor or any other Person).

4.24 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 3.23, the Company Board has taken all actions so that (i) the restrictions (whether procedural, voting, approval, fairness or otherwise) otherwise applicable to this Agreement and the Transactions pursuant to any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement, the Support Agreement or the Transactions are inapplicable and (ii) Section 203 of the DGCL is not applicable to any group, including Contributor, Blackstone, ISQ or BCP Raptor Management Aggregator, LLC or any of their Affiliates in connection with the Transactions, including the issuances of the Unit Consideration and the Class C Consideration hereunder.

4.25 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan, or other similar device in effect to which the Company is a party or is otherwise bound.

4.26 Private Placement. Assuming the accuracy of Contributor’s representations and warranties set forth in Article III, no registration under the Securities Act is required for the offer and sale of the Unit Consideration by the Partnership to Contributor or the Class C Consideration by the Company to Contributor, in each case, as contemplated hereby.

4.27 No Integrated Offering. Assuming the accuracy of Contributor’s representations and warranties set forth in Article III, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering of the Unit Consideration or the Class C Consideration (including shares of Class A Common Stock issuable upon the exchange of Common Units and shares of Class C Common Stock in accordance with the Organizational Documents of the Partnership and the Company, respectively) to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act or (ii) any applicable stockholder approval provisions of the NASDAQ.

4.28 No General Solicitation. Neither the Partnership nor any Person acting on behalf of the Partnership has offered or sold any of the Unit Consideration by any form of general solicitation or general advertising (as those terms are used in Regulation D promulgated under the Securities Act). Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Class C Consideration to be issued to Contributor by any form of general solicitation or general advertising (as those terms are used in Regulation D promulgated under the Securities Act).

4.29 Regulatory Status.

(a) Except as set forth on Schedule 4.29 of the Company Disclosure Letter, the rates charged by the Company and the Company Subsidiaries are not currently regulated by the Federal Energy Regulatory Commission under the Interstate Commerce Act, Natural Gas Act, or the Natural Gas Policy Act of 1978. Except as set forth on Schedule 4.29 of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries have received written notice from any Governmental Entity indicating that (i) the Company Midstream Facilities, the Company or the Company Subsidiaries are being regulated or will be regulated by Federal Energy Regulatory Commission, (ii) the Federal Energy Regulatory Commission considers the Company Midstream Facilities, the Company or the Company Subsidiaries to be subject to regulation under any applicable Law as a “natural gas company” under the Natural Gas Act, (iii) any state public service commission or the Texas Railroad Commission considers the Company, the Company Subsidiaries or the Company Midstream Facilities to be subject to regulation under applicable Law as a “public utility,” “public service company” or similar designation(s) or any similar designations of a regulated entity, (iv) any Governmental Entity considers the Company, the Company Subsidiaries or the Company Midstream Facilities subject to regulation as a “holding company” under the U.S. Public Utility Holding Company Act of 2005 or similar designation of such regulated entity or (v) the Department of Transportation considers the Company, the Company Subsidiaries or the Company Midstream Facilities as subject to regulation under the Pipeline and Hazardous Materials Safety Administration Rules on Pipeline Integrity Management.

(b) Neither the Company nor any of the Company Subsidiaries is (i) an “investment company” as such term is defined in the Investment Company Act or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

4.30 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Contributor or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of the Company Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Contributor or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Contributor nor any other Person has made or is making any representations or warranties relating to Contributor or any of the Contributor Subsidiaries or their respective Affiliates whatsoever, express or implied, beyond those expressly given in Article III, including any implied representation or warranty as to the accuracy or completeness of any information regarding Contributor furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) and the Company has not relied on any such information.

ARTICLE V.

COVENANTS

5.1 Regulatory Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 5.1(b) and 5.1(c), and not this Section 5.1(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing, in no event shall either the Company or Contributor or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Contributor and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Contributor or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement). The Company and the Company Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Contributor (which consent, subject to Section 5.1(b), may be withheld in Contributor’s sole discretion).

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than twenty (20) Business Days following the Execution Date, the Parties (or their ultimate parents) shall make any filings required under the HSR Act. Each of Contributor and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings and in connection with obtaining all required consents, authorizations, orders, expirations, terminations, waivers, or approvals under any applicable Antitrust Laws. Unless otherwise agreed, Contributor and the Company shall each use reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Contributor and the Company shall each use reasonable best efforts to promptly respond to any request for information or documents from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Laws designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, acquisitions, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States (“Antitrust Authority”). Contributor and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority, and shall promptly provide each other with copies of any written communications with any Antitrust Authority. In connection with the efforts referenced in this Section 5.1 to obtain all requisite approvals and authorizations for the Transactions under the HSR Act, any other Antitrust Law, or any state law, each of the Parties shall use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) provide each other with advance copies and a reasonable opportunity to comment on all proposed notices, submissions, filings, applications, undertakings, and information and correspondence proposed to be supplied to or filed with any Antitrust Authority, except the Parties’ HSR Act filings, regarding any of the Transactions contemplated hereby, (iii) resolve any objections as may be asserted by any Antitrust Authority with respect to the Transactions, (iv) contest and resist any Proceeding instituted (or threatened in writing to be instituted) by any Antitrust Authority challenging the Transactions or this Agreement as being in violation of any Law, and (v) to the extent permitted by applicable Law, provide Contributor or the Company, as applicable, a reasonable opportunity to attend and participate in any meetings, discussions, telephone conversations, or correspondence with an Antitrust Authority; provided that materials required to be provided pursuant to this section may be redacted (1) to remove references concerning the valuation of the Company or the Contributor Subsidiaries, (2) as necessary to comply with contractual arrangements, (3) as necessary to comply with applicable law, and (4) as necessary to address reasonable privilege or confidentiality concerns. The foregoing obligations in this Section 5.1(b) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege. Notwithstanding anything to the contrary in this Agreement, none of the Parties nor any of their respective Affiliates shall be required to, and none of the Parties may, nor shall any of them permit their Subsidiaries to, without the prior written consent of the other Parties hereto, take any action that would reasonably be expected to have a material adverse effect on the financial condition, business, revenue or earnings before interest, taxes, depreciation or amortization of the Company and its Subsidiaries, taken as a whole, from and after the Closing; provided further, however, that any action taken pursuant to this Section 5.1(b) may be conditioned upon the Closing.

(c) Contributor and the Company shall not take any action that could reasonably be expected to hinder or delay in any material respect the expiration or termination of the required waiting period under the HSR Act or any other applicable Antitrust Laws, or any consent or approval required pursuant to any other applicable Antitrust Laws.

5.2 Access.

(a) Subject to applicable Law, from the Execution Date until the Closing Date or, if earlier, the termination of this Agreement (the “Interim Period”), each Party (the “Disclosing Party”) shall provide the other Parties (each a “Receiving Party”), their Affiliates, and their respective Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to all assets, books and records, contracts, documents, officers, employees, agents, legal advisors, and accountants of the Disclosing Party and its Subsidiaries, and the Disclosing Party shall furnish reasonably promptly to the Receiving Party and its Representatives such information concerning the Disclosing Party and its Subsidiaries and their assets, business, books and records, contracts, and personnel as may be reasonably requested, from time to time, by or on behalf of the Receiving Party. The Receiving Party shall, and shall cause its Representatives to, conduct any such activities in such a manner as not to interfere unreasonably with the business of the Disclosing Party or its Subsidiaries. The Disclosing Party shall have the right to have a Representative present for any communication with employees of the Receiving Party or its Affiliates, and each Party shall and shall cause its Representatives to observe and comply with all applicable health, safety, and security requirements, including COVID-19 Measures, of the Disclosing Party and its Subsidiaries if the Receiving Party exercises its rights to access any assets of the Disclosing Party or its Subsidiaries under this Section 5.2(a). Neither Receiving Party nor its Representatives shall contact any of the employees, customers, suppliers, or parties that have business relationships with the Disclosing Party or any of its Subsidiaries in connection with the Transactions without the specific prior written authorization of the Disclosing Party. For purposes of clarification, the Receiving Party and its Representatives shall be permitted to conduct non-invasive environmental assessments, including any Phase I environmental site assessments in accordance with ASTM Standard E1527-13, but Contributor and its Representatives shall not be entitled to collect any air, soil, surface water, or ground water samples, nor to perform any invasive or destructive sampling on, under, at, or from the real property owned or leased by the Disclosing Party or its Subsidiaries. No investigation or information provided pursuant to this Section 5.2(a) shall affect or be deemed to modify any representation or warranty made by any Party herein. The Receiving Party shall hold in confidence all information disclosed to the Receiving Party or its Representatives hereunder on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding anything to the contrary in this Section 5.2(a), the Receiving Party shall have no right of access to, and neither the Disclosing Party nor any of its Affiliates shall have any obligation to provide, any information the disclosure of which could reasonably be expected to (i) jeopardize any privilege available to the Disclosing Party or any of its Affiliates or Representatives, (ii) cause the Disclosing Party or any of its Affiliates or Representatives to breach a contract, or (iii) result in a violation of Law; provided that, in the event that the restrictions in this sentence apply, the Disclosing Party shall provide the Receiving Party with a reasonably detailed description of the information not provided, and the Disclosing Party shall cooperate in good faith to design and implement alternative disclosure arrangements to enable Contributor to evaluate such information without violating such Law or contract or jeopardizing such privilege. Promptly upon completion of any such access, the Receiving Party shall repair at its sole expense any damage caused by such access.

(b) The Receiving Party agrees to indemnify, defend, and hold harmless the Disclosing Party, its Affiliates, and its and their respective Representatives for any and all Losses incurred by the Disclosing Party, its Affiliates, or its or their respective Representatives arising solely as a result of actions taken by the Receiving Party or its Representatives pursuant to the access rights under Section 5.2(a), including any Proceedings by any of the Receiving Party’s Representatives for any injuries or property damage while present, EXCEPT TO THE EXTENT THAT SUCH LOSSES RESULTED FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE DISCLOSING PARTY, ITS AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES. THE PARTIES ACKNOWLEDGE THAT THE INTENT OF THIS SECTION 5.2(b) IS CLEAR AND UNEQUIVOCAL AND THIS STATEMENT CONSTITUTES CONSPICUOUS NOTICE.

5.3 Conduct of Business. Except for COVID-19 Measures or as specifically provided in this Agreement, during the Interim Period, each Party shall, and shall cause its Subsidiaries to, (a) conduct its operations in the ordinary course of business, in a manner materially consistent with such Party’s capital expenditure budget for 2021, a copy of which has been made available to each Party prior to the Execution Date and (b) use its reasonable best efforts to (i) preserve intact its present business organization, (ii) preserve, maintain, and protect its material assets, and (iii) maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and Losses as is maintained by it at present.

5.4 Certain Restrictions.

(a) During the Interim Period, except (w) in connection with the Reorganization, (x) as expressly permitted or required by the other terms of this Agreement, (y) as otherwise described in Schedule 5.4(a) of the Contributor Disclosure Letter, or (z) as consented to or approved in writing by the Company, which consent or approval will not be unreasonably withheld, conditioned, or delayed, Contributor shall not:

(i) create any Encumbrance (other than any Permitted Encumbrance or any Encumbrance that will be released at or prior to the Closing) against any of the Contributed Interests;

(ii) sell, transfer, convey, or otherwise dispose of any of the Contributed Interests; or

(iii) agree or commit to do any of the foregoing.

(b) During the Interim Period, except (v) in connection with the Reorganization, (w) as is in the ordinary course of business (except with respect to clauses (i), (ii), (iii), or (v)(C) of this Section 5.4(b)) or is expressly permitted or required by the other terms of this Agreement, (x) as otherwise described in Schedule 5.4(b) of the Contributor Disclosure Letter, (y) as may be required by applicable Law (including COVID-19 Measures), or (z) as consented to or approved in writing by the Company, which consent or approval will not be unreasonably withheld, conditioned, or delayed, Contributor shall cause the Contributor Subsidiaries not to:

(i) amend or propose to amend the Organizational Documents of any Contributor Subsidiary;

(ii) (A) authorize, propose to offer, issue, sell, grant, or deliver any Interest of any Contributor Subsidiary (other than to another Contributor Subsidiary) or (B) amend in any material respect any of the terms of any Interests of any Contributor Subsidiary outstanding as of the Execution Date;

(iii) (A) split, combine, or reclassify any Interests in any Contributor Subsidiary, (B) declare, set aside, or pay any dividends (other than tax distributions pursuant to the Organizational Documents of a Contributor Subsidiary) on, or make any other distribution in respect of, any outstanding Interests in any Contributor Subsidiary (other than to another Contributor Subsidiary), (C) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Interests of any Contributor Subsidiary, or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of any Contributor Subsidiary;

(iv) create, incur, guarantee, or assume any Indebtedness for Borrowed Money or otherwise become liable or responsible for the obligations of any other Person;

(v) sell, transfer, convey, or otherwise dispose of, or encumber (other than Permitted Encumbrances), any (A) individual asset or group of related assets with a fair market value greater than $100,000,000, (B) individual asset or group of related assets when, after including all other assets sold, transferred, conveyed, or otherwise disposed of during the Interim Period, the fair market value of all of the assets sold during the Interim Period would be greater than $250,000,000, or (C) Interest in the Permian Highway JV;

(vi) (A) acquire (by merger, consolidation, or acquisition of stock or assets, or otherwise) any corporation, partnership, limited liability company, or other business organization or division thereof, (B) form any joint venture or similar arrangement, or (C) except as required by the Organizational Documents of the Permian Highway JV, make any loans, advances, or capital contributions to, or investments in, any Person;

(vii) acquire any (A) individual asset or group of related assets with a fair market value greater than $50,000,000 or (B) individual asset or group of related assets when, after including all other assets acquired during the Interim Period, the fair market value of all of the assets acquired during the Interim Period would be greater than $150,000,000;

(viii) change in any material respect any of the financial accounting principles, practices, or methods used by any Contributor Subsidiary, except for any change required by reason of a concurrent change in GAAP;

(ix) (A) make (inconsistent with past practice) or change any material Tax election, (B) settle or compromise any audit or Proceeding in respect of material Taxes, or (C) enter into a material Tax allocation, sharing, or indemnity contract or arrangement (in each case, other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements));

(x) enter into, terminate, assign or waive any material rights under any Contributor Contract, Contributor Right-of-Way, or Contributor Real Property Lease;

(xi) cancel, modify, or waive any debts or claims held by any Contributor Subsidiaries or waive any rights held by any Contributor Subsidiaries having, in each case, a value in excess of $50,000,000 in the aggregate;

(xii) waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle, or compromise, any Proceeding (excluding any Proceeding with respect to Taxes, which are addressed in Section 5.4(b)(ix) above) other than (A) the settlement of such Proceedings involving only the payment of monetary damages by a Contributor Subsidiary of an amount not exceeding $25,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that Proceedings relating to the Transaction are addressed in Section 5.11 and not this Section 5.4(b)(xii);

(xiii) fail to preserve and maintain all of its material Contributor Permits;

(xiv) (A) adopt, establish, enter into, materially amend, or terminate any Contributor Plan (except for amendments required by Law), (B) accelerate the payment, the right to payment, funding, or vesting of any compensation or benefits under any Contributor Plan, (C) materially increase base wages, compensation, or fringe benefits of, or grant or announce any, bonus, incentive award, or similar compensation to, any current or former employee, consultant, manager, director, or officer of any Contributor Subsidiary other than in the ordinary course of business, (D) grant any severance or termination pay to any current or former manager, director, officer, or employee of any Contributor Subsidiary, (E) terminate any employee or individual service provider whose compensation or severance would exceed $2,000,000 on an annualized basis, or (F) hire or otherwise enter into any employment or consulting agreement or arrangement with any individual Person whose annual base and bonus compensation would exceed $1,500,000; or

(xv) agree or commit to do any of the foregoing.

(c) During the Interim Period, except as (w) is in the ordinary course of business (except with respect to clauses (i), (ii), (iii), (v)(C) or (x) of this Section 5.4(c), or any matter that would require approval of the conflicts committee of the Company Board) or is expressly permitted or required by the other terms of this Agreement, (x) otherwise described in Schedule 5.4(c) of the Company Disclosure Letter, (y) may be required by applicable Law (including COVID-19 Measures), or (z) consented to or approved in writing by Contributor, which consent or approval will not be unreasonably withheld, conditioned, or delayed, the Company shall not, and shall cause the Company Subsidiaries not to:

(i) amend or propose to amend the Organizational Documents of the Company or any of the Company Subsidiaries;

(ii) (A) authorize, propose to offer, issue, sell, grant, or deliver any Interest of the Company or any Company Subsidiary (other than to the Company or another Company Subsidiary, upon the exercise of Company Warrants outstanding as of the Execution Date, or upon the exchange of Common Units and Company Class C Common Stock in accordance with the Organizational Documents of the Partnership and the Company, respectively) or (B) amend in any material respect any of the terms of any Interests of the Company or any Company Subsidiary outstanding as of the Execution Date;

(iii) (A) split, combine, or reclassify any Interests in the Company, (B) declare, set aside, or pay any dividends on, or make any other distribution in respect of, any outstanding Interests in the Company or the Partnership, (C) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Interests in the Company, or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of the Company Subsidiaries;

(iv) create, incur, guarantee, or assume any Indebtedness for Borrowed Money or otherwise become liable or responsible for the obligations of any other Person;

(v) sell, transfer, convey, or otherwise dispose of, or encumber (other than Permitted Encumbrances), any (A) individual asset or group of related assets with a fair market value greater than $5,000,000, (B) individual asset or group of related assets when, after including all other assets sold, transferred, conveyed, or otherwise disposed of during the Interim Period, the fair market value of all of the assets sold during the Interim Period would be greater than $5,000,000 or (C) Interests in any Company JV;

(vi) (A) acquire (by merger, consolidation, or acquisition of stock or assets, or otherwise) any corporation, partnership, limited liability company, or other business organization or division thereof, (B) form any joint venture or similar arrangement, or (C) except as required by the Organizational Documents of the Company JVs, make any loans, advances, or capital contributions to, or investments in, any Person;

(vii) acquire any (A) individual asset or group of related assets with a fair market value greater than $5,000,000 or (B) individual asset or group of related assets when, after including all other assets acquired during the Interim Period, the fair market value of all of the assets acquired during the Interim Period would be greater than $5,000,000;

(viii) change in any material respect any of the financial accounting principles, practices, or methods used by the Company or any Company Subsidiary, except for any change required by reason of a concurrent change in GAAP;

(ix) (A) make (inconsistent with past practice) or change any material Tax election, (B) settle or compromise any audit or Proceeding in respect of material Taxes, or (C) enter into a material Tax allocation, sharing, or indemnity contract or arrangement (in each case, other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements));

(x) enter into, terminate, assign, or waive any material rights under any Company Contract, Company Right-of-Way, or Company Real Property Lease;

(xi) cancel, modify, or waive any debts or claims held by the Company or any Company Subsidiaries or waive any rights held by the Company or any Company Subsidiaries having, in each case, a value in excess of $5,000,000 in the aggregate;

(xii) waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle, or compromise, any Proceeding (excluding any Proceeding with respect to Taxes, which are addressed in Section 5.4(c)(ix) above) other than (A) the settlement of such Proceedings involving only the payment of monetary damages by the Company or any Company Subsidiaries of an amount not exceeding $50,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that Proceedings relating to the Transaction are addressed in Section 5.11 and not this Section 5.4(c)(xii);

(xiii) fail to preserve and maintain all of its material Company Permits;

(xiv) (A) adopt, establish, enter into, materially amend, or terminate any Company Plan (except for amendments required by Law), (B) accelerate the payment, the right to payment, funding, or vesting of any compensation or benefits under any Company Plan, (C) materially increase base wages, compensation, or fringe benefits of, or grant or announce any, bonus, incentive award, or similar compensation to, any current or former employee, consultant, manager, director, or officer of the Company or any Company Subsidiary other than in the ordinary course of business, (D) grant any severance or termination pay to any current or former manager, director, officer, or employee of the Company or any Company

Subsidiary other than in the ordinary course of business, (E) terminate any employee or individual service provider whose compensation or severance would exceed $600,000 on an annualized basis, or (F) hire or otherwise enter into any employment or consulting agreement or arrangement with any individual Person whose annual base and bonus compensation would exceed $300,000; or

(xv) agree or commit to do any of the foregoing.

(d) Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party’s and their respective Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding the foregoing, the Parties hereby agree that, following receipt of all required consents, authorizations, orders, expirations, terminations, waivers, or approvals under any applicable Antitrust Laws, the Parties will cooperate and work together in good faith on matters relating to the integration of the Company, the Partnership and the Contributed Interests, to hold weekly operations and engineering meetings and to start preliminary work evaluating and planning with respect to the physical interconnection of the Partnership’s natural gas system with the natural gas systems of the Contributed Entities.

(e) For the avoidance of doubt, this Section 5.4 (i) in the case of Contributor or the Contributor Subsidiaries, shall not limit or restrict the activities of the Permian Highway JV; provided that Contributor and the Contributor Subsidiaries shall be prohibited from granting any consent or waiver under the Organizational Documents of the Permian Highway JV, including any amendments thereof, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) in the case of the Company or the Company Subsidiaries, shall not limit or restrict the activities of the Company JVs; provided that the Company and the Company Subsidiaries shall be prohibited from granting any consent or waiver under the Organizational Documents of any Company JV, including any amendments thereof, without the prior written consent of Contributor, which consent shall not be unreasonably withheld, conditioned, or delayed. Nothing in this Section 5.4(e) shall be deemed to vest in (y) Contributor any direct or indirect ownership or incidence of ownership (whether economic or voting) of or with respect to the Company JVs or (z) the Company any direct or indirect ownership or incidence of ownership (whether economic or voting) of or with respect to the Permian Highway JV.

5.5 Tax Matters.

(a) The Partnership shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of the Contributor Subsidiaries that are required to be filed after the Closing Date in accordance with the Third A&R LP Agreement, and such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law. The Parties acknowledge that Contributor shall be solely responsible for the preparation and filing of its U.S. federal income Tax Return, including as successor to Raptor, for the taxable year that includes the Closing.

(b) The Partnership, the Company, and Contributor shall cooperate fully, and shall cause the Contributor Subsidiaries to cooperate fully, as and to the extent reasonably requested by the Partnership, the Company, or Contributor, as the case may be, in connection with the preparation, review, and filing of Tax Returns and any audit or Proceeding with respect to Taxes imposed on or with respect to the assets, operations, or activities of the Contributor Subsidiaries. Such cooperation shall include the retention and, upon the request of the Partnership, the Company, or Contributor, the provision of records and information that are reasonably relevant to any such Tax Return or audit or Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Partnership, the Company, and Contributor further agree, upon request, to use reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed on Contributor, the Partnership, the Company, or the Contributor Subsidiaries, as the case may be.

(c) In the event that any Transfer Taxes are imposed on the Transactions, the Partnership shall prepare and timely file all necessary Tax Returns and other documentation with respect to, and shall pay or cause to be paid, all such Transfer Taxes. If required by applicable Law, the other Parties will reasonably cooperate and join in the execution of any Tax Returns and other documentation. The Parties shall reasonably cooperate and consult with each other to minimize, to the extent permissible under applicable Law, any such Transfer Taxes.

(d) Other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements, or other commercial agreements), all Tax allocation, sharing, or similar agreements between a Contributor Subsidiary, on the one hand, and the Contributor or any of its Affiliates (other than the Contributor Subsidiaries), on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, no Contributor Subsidiary shall be bound thereby or have any Liability thereunder.

(e) The Parties intend that, for U.S. federal income tax purposes (and for purposes of any applicable state or local income Tax that follows U.S. federal income tax treatment), (i) the Contribution be treated as a contribution of property to the Partnership under Section 721(a) of the Code and (ii) each liability of the Contributor Subsidiaries or to which their assets are subject that is assumed by the Partnership in connection with the Contribution be treated as a “qualified liability” (as such term is defined in Treasury Regulations Section 1.707-5(a)(6)(i)) except to the extent the Partnership, after Closing, has received advice from a nationally recognized accounting or law firm that such liability would more likely than not be treated otherwise. The Parties acknowledge and agree that the Class C Consideration has no value; provided, however, that, if any value were ascribed to such shares, the receipt of the Class C Consideration by Contributor would be properly treated as a reimbursement of Contributor’s preformation capital expenditures within the meaning of Treasury Regulations Section 1.707-4(d), to the extent permitted by Law. The Parties shall (A) use reasonable best efforts to cause the Contribution to qualify for the intended Tax treatment set forth in this Section 5.5(e), (B) take no action (whether or not otherwise permitted under this Agreement), which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Contribution from qualifying for the intended Tax treatment set forth in this Section 5.5(e), (C) prepare and file all Tax Returns in a manner consistent with this Section 5.5(e), and (D) take no position inconsistent with this Section 5.5(e) in any Tax Return, Tax-related Proceeding or otherwise absent a determination within the meaning of Section 1313 of the Code to the contrary.

(f) The Parties agree that, as provided for in the Third A&R LP Agreement, with respect to the assets contributed by Contributor to the Partnership, the Partnership shall use the “traditional allocation method” as described in Treasury Regulations Section 1.704-3(b).

(g) Within 120 days following the Closing Date, Contributor shall deliver to the Partnership and the Company a statement reflecting a valuation of all of the assets of the Contributor Subsidiaries (the “Tax Allocation Statement”). The Parties shall cooperate fully as and to the extent reasonably requested by another Party in respect of the preparation of the Tax Allocation Statement. The Partnership and the Company shall have forty-five (45) days from the delivery of the Tax Allocation Statement by Contributor to contest the allocations set forth in the Tax Allocation Statement by notifying the other Parties in writing and providing a detailed written explanation (including relevant workpapers) of the items contested by the Partnership or the Company. If the Partnership or the Company timely contests the Tax Allocation Statement, the Parties shall cooperate in good faith to promptly resolve any disputes with respect to the Tax Allocation Statement. If the Parties are unable to resolve any disputed item in the Tax Allocation Statement within thirty (30) days after the Contributor’s receipt of any contested items (or such other time period mutually agreed to by the Parties), such item shall be determined by a nationally-recognized accounting firm, mutually agreed to by the Parties (the “Independent Accountant”). Within thirty (30) days following submission to the Independent Accountant, the Independent Accountant will prepare and deliver a written determination to the Parties with respect to any disputed item, with the Company and Contributor each bearing 50% of the costs associated with the Independent Accountant. The allocation schedule, as agreed to by the Parties or as finally determined by the Independent Accountant (or, if neither the Partnership nor the Company timely contests the Tax Allocation Statement pursuant to this Section 5.5(g), as delivered by the Contributor pursuant to this Section 5.5(g)) (the “Final Allocation”) shall be final and shall be binding upon the Parties. The Parties agree to act in accordance with the Final Allocation, in the preparation, filing, and audit of any Tax Return, unless otherwise required by applicable Law, including for purposes of applying Section 704 of the Code and the Treasury Regulations promulgated thereunder; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise, and/or settle any Tax audit, claim, or similar proceeding in connection with the Final Allocation.

5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by the Parties. No Party shall make any public announcement or issue any public communication regarding this Agreement or the Transactions without first obtaining the prior written consent of the other Parties, except if such announcement or other communication is (a) required by applicable Law (including in connection with the preparation and filing of the Proxy Statement), (b) required by the rules of any stock exchange upon which such Party’s capital stock is traded, or (c) consistent with the final form of the joint press release announcing the Transactions and the investor presentation given to investors on the morning of announcement of the Transactions; provided, that, in each case, to the extent permitted by Law, the disclosing Party shall use its reasonable best efforts to coordinate or communicate such announcement or communication with the other Party prior to announcement or issuance; provided, however, that (y) no provision of this Agreement shall be deemed to restrict in any manner (i) any Party’s ability to communicate with its employees or equityholders and, with respect to Contributor, its Affiliates and their respective limited partners, members, officers, employees, directors, advisors or representatives (provided, that prior to making any written communications to the Executive Employees, Company-Related Employees or Company Support Employees pertaining to compensation or benefit matters that will be affected by the Transactions, the Company shall provide Contributor with a copy of the intended communication, the Company shall provide Contributor a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith) or (ii) the ability of the Company, Contributor, and their respective Subsidiaries to communicate with their financial and legal advisors, lenders, underwriters, or financing sources, and (z) the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal, and matters related thereto or a Company Change of Recommendation, other than as set forth in Section 5.9.

5.7 Support Obligations. Prior to the Closing, the Company shall replace or post, as applicable, effective as of Closing, any outstanding credit support obligations provided by Contributor, Artemis Sponsor or any of their respective Affiliates (including, in the case of Artemis Sponsor, Artemis Corporation and Artemis Midstream, but excluding the Company and the Company Subsidiaries) with respect to any Contributor Subsidiary, the Company, or any Company Subsidiary or the assets of any Contributor Subsidiary, the Company, or any Company Subsidiary set forth in Schedule 5.7 of the Company Disclosure Letter (“Support Obligations”), including by providing at the Closing replacement bonds, surety bonds, guaranties, letters of credit, and/or cash collateral, as needed, to effect the replacement or posting of such Support Obligations at the Closing; provided that if the Company is unable to replace or post a Support Obligation at the Closing, such existing Support Obligation shall remain in place and the Company will indemnify Contributor, Artemis Sponsor or their respective Affiliates, as applicable (including, in the case of Artemis Sponsor, Artemis Corporation and Artemis Midstream, but excluding the Company and the Company Subsidiaries), for any and all Losses resulting from payment such Person is required to make under such Support Obligation. If the Company or any of the Company Subsidiaries intends to participate in any meeting or discussion with any Governmental Entity with respect to such replacement or posting of Support Obligations, the Company shall give Contributor or Artemis Sponsor, as applicable, reasonable prior written notice of, and an opportunity to participate in, such meeting(s) or discussion(s) prior to the Closing.

5.8 The Proxy Statement and the Special Meeting.

(a) As promptly as reasonably practicable after the Execution Date, the Company and Contributor shall use reasonable best efforts to prepare and file with the SEC as promptly as practicable, a proxy statement with respect to the Transactions for the purpose of obtaining Stockholder Approval (the “Proxy Statement”) in preliminary form. The Company shall as promptly as practicable notify Contributor of any correspondence with the SEC relating to the Proxy Statement, the receipt of any oral or written comments from the SEC relating to the Proxy Statement, and any request by the SEC for any amendment to the Proxy Statement or for additional information. The Company and Contributor shall cooperate with respect to the review of and any comments to the Proxy Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, and the Parties will provide each other with copies of all such filings made and correspondence with the SEC. The Company and Contributor will use reasonable best efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement. In furtherance of the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company will (A) provide the Contributor Parties with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) consider in good faith all comments reasonably proposed by the Contributing Parties and (C) not include in such document or response any information regarding the Contributing Parties or any of their respective Affiliates or any of their respective assets or operations prior to receiving the approval of Contributor, which approval shall not be unreasonably withheld, conditioned or delayed, unless such information is supplied by Contributor expressly for inclusion in the Proxy Statement and such information is included in the Proxy Statement without substantive modification. The Company will cause the Proxy Statement to be transmitted to the holders of Company Common Stock as promptly as practicable following the date on which the SEC confirms it has no further comments on the Proxy Statement.

(b) Contributor and the Company acknowledge that a substantial portion of the Proxy Statement and other filings to be made by the Company with the SEC shall include disclosure regarding Contributor, the Company, their respective Subsidiaries, and their respective Subsidiaries’ management, operations, and financial condition. Accordingly, each of the Contributor and the Company will use reasonable best efforts to provide the Company or Contributor, respectively, with all information concerning Contributor, the Company, their respective Subsidiaries, and their respective Subsidiaries’ management, operations, and financial condition, as applicable, in each case, required to be included in the Proxy Statement or such other filings, including the required financial statements of the Contributor Subsidiaries, the Company and the Company Subsidiaries, as applicable, prepared in accordance with Regulation S-X and a related consent from the Contributor Subsidiaries’ or the Company’s and the Company Subsidiaries’ independent public accountants, as applicable. Without limiting the generality of the foregoing, Contributor and the Company shall cooperate in connection with the preparation for inclusion in the Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X. Each of Contributor and the Company shall use its reasonable best efforts to cause and make its managers, directors, and officers available to the Company or Contributor, respectively, and its respective counsel in connection with the drafting of the Proxy Statement and any other filings required to be made by the Company with the SEC and respond in a timely manner to comments on the Proxy Statement or such other filings from the SEC.

(c) The Company will take, in accordance with applicable Law, NASDAQ rules, and the Organizational Documents of the Company, all action necessary to call, hold, and convene a special meeting of holders of Company Common Stock (including any permitted adjournment or postponement, the “Special Meeting”) for the purpose of obtaining the Stockholder Approval as promptly as reasonably practicable after the filing of the Proxy Statement in definitive form with the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Once the Special Meeting to obtain the Stockholder Approval has been called and noticed, the Company will not postpone or adjourn the Special Meeting without the consent of Contributor, other than to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of Company Common Stock prior to the Special Meeting; provided, however, that the Special Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. Subject to Section 5.9(e), (w) the Company will take all reasonable lawful action to solicit the Stockholder Approval, (x) the Company Board shall recommend that the holders of Company Common Stock approve the Transactions, (y) the Company Board shall solicit from the holders of Company Common Stock proxies in favor of the Transactions, and (z) the Proxy Statement shall include the Company Board Recommendation. The Company shall use reasonable best efforts to provide Contributor with voting tabulation reports relating to the Special Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Contributor reasonably informed regarding the status of the solicitation of votes with respect thereto. Once the Company has established a record date for the Special Meeting, the Company shall not change such record date or establish a different record date for the Special Meeting without the prior written consent of Contributor (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or the Company’s Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(d) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, the Company agrees that its obligations to hold the Special Meeting pursuant to this Section 5.8 shall not be affected by the making of a Company Change of Recommendation and, except as expressly provided otherwise in this Section 5.8, its obligations pursuant to this Section 5.8 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Competing Proposal or other proposal (including a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event.

(e) If at any time prior to the date of the Special Meeting, any event, circumstance, or information relating to the Company, the Company Subsidiaries, Contributor, or the Contributor Subsidiaries, or any of their respective officers or directors, should be discovered by the Company, Partnership, or Contributor that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be filed as promptly as practicable with the SEC by the Company and, to the extent required by Law, disseminated to the holders of Company Common Stock.

5.9 No Solicitation.

(a) During the Interim Period, except as otherwise provided in this Section 5.9, the Company will, and will cause the Company Subsidiaries and the Directors and Officers to, and will use its reasonable best efforts to cause the other Representatives of the Company and the Company Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of the Company Subsidiaries or their respective Representatives with respect to any inquiry, proposal, or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Promptly after the Execution Date (and in any event within two (2) Business Days), the Company shall (i) deliver a written notice to each Person that has received non-public information regarding the Company within the six (6) months prior to the Execution Date pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could reasonably be expected to be a Company Competing Proposal and for whom no similar notice has been delivered prior to the Execution Date requesting the prompt return or destruction of all confidential information concerning the Company and any of the Company Subsidiaries heretofore furnished to such Person and (ii) notify each officer and director of the Company of the terms of this Section 5.9. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b) During the Interim Period, subject to Section 5.9(e), the Company will not, and will cause the Company Subsidiaries and the Directors and Officers not to, and will use its reasonable best efforts to cause the other Representatives of the Company and the Company Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Competing Proposal (it being understood that a ministerial act that is not otherwise prohibited by this Section 5.9(b)(i) (such as answering an unsolicited phone call) shall not, in and of itself, be deemed to constitute a violation of this Section 5.9(b)(i));

(ii) engage in, continue, or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii) furnish any non-public information regarding the Company or the Company Subsidiaries, or access to the properties, assets, or employees of the Company or the Company Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv) enter into any letter of intent or agreement in principle relating to, or other agreement providing for, a Company Competing Proposal (other than a confidentiality agreement as provided in Section 5.9(e)(ii) entered into in compliance with Section 5.9(e)(ii)); or

(v) submit any Company Competing Proposal to the approval of the stockholders of the Company;

provided, that, notwithstanding anything to the contrary in this Agreement, the Company, the Company Subsidiaries, the Directors and Officers, and any of their other respective Representatives, may, in response to an unsolicited inquiry or proposal from a Third Party, (A) seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Company Competing Proposal and (B) inform a Third Party or its Representative of the restrictions imposed by the provisions of this Section 5.9 (without conveying, requesting, or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) During the Interim Period, the Company shall promptly (and in any event within twenty-four (24) hours) notify Contributor of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal, or offer with respect to a Company Competing Proposal made on or after the Execution Date, any request for non-public information or data relating to the Company or any Company Subsidiary made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Contributor promptly (and in any event within twenty-four (24) hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal, or offer with respect to a Company Competing Proposal made in writing provided to the Company or any Company Subsidiary or (ii) if any such expression of interest, inquiry, proposal, or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other material terms thereof. Thereafter, the Company shall keep Contributor reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours), of any material development regarding the status or terms of any such expressions of interest, proposals, or offers (including any amendments thereto) or material requests with respect to such Company Competing Proposal and shall promptly (and in any event within twenty-four (24) hours) apprise Contributor of the status of any such discussions or negotiations and provide to Contributor as soon as practicable after receipt or delivery thereof (and in any event within twenty-four (24) hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Contributor if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to or substantially contemporaneously with providing any such information or engaging in any such discussions or negotiations.

(d) During the Interim Period, except as permitted by Section 5.9(e), neither the Company Board (nor any committee thereof) shall:

(i) withhold, withdraw, qualify, or modify, or publicly propose or announce any intention to withhold, withdraw, qualify, or modify, in a manner adverse to Contributor, Raptor or their respective Subsidiaries, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Proxy Statement;

(iii) approve, endorse, or recommend, or publicly propose or announce any intention to approve, endorse, or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement (other than a confidentiality agreement entered into in compliance with Section 5.9(e)(ii)), in each case, relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Contributor, Raptor or their respective Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to ten (10) Business Days after Contributor so requests in writing (which requests shall be limited to no more than once every thirty (30) days with respect to any specific Company Competing Proposal, provided that any material amendment or modification to any Company Competing Proposal (it being understood that any amendment or modification to the economic terms of the Company Competing Proposal shall be deemed material) shall be deemed to be a new Company Competing Proposal for this purpose); or

(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement by applicable U.S. federal securities laws (including a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act); provided, however, that this Section 5.9(e)(i) shall not be deemed to permit the Company Board to make a Company Change of Recommendation except to the extent permitted by Section 5.9(e)(iii) or Section 5.9(e)(iv);

(ii) prior to, but not after, the receipt of the Stockholder Approval, the Company, the Company Subsidiaries, and their respective Representatives may engage in the activities described in Sections 5.9(b)(ii) and 5.9(b)(iii) (it being understood that Section 5.9(b)(i) shall not prohibit actions otherwise permitted by this Section 5.9(e)(ii)) with any Person if (A) the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement by the Company, any Company Subsidiaries, Artemis Sponsor, their respective officers or directors, or any the other Representatives of the Company or the Company Subsidiaries, (B) such Company Competing Proposal did not otherwise arise from a material breach of the obligations set forth in this Section 5.9; provided, however, that (1) no information that is prohibited from being furnished pursuant to Section 5.9(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions which prohibit the Company from providing any information to Contributor in accordance with this Section 5.9 or that otherwise prohibits the Company from complying with this Section 5.9, (2) that any such non-public information has previously been made available to, or is made available to, Contributor prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within twenty-four (24) hours after)) the time such information is made available to such Person, and (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal, and (3) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii) prior to, but not after, the receipt of the Stockholder Approval, in response to a bona fide written Company Competing Proposal from a Third Party that was not solicited at any time following the execution of this Agreement by the Company, Artemis Sponsor, their respective officers or directors or any of their respective other Representatives and did not otherwise arise from a material breach of the obligations set forth in this Section 5.9, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation if:

(1) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is a Company Superior Proposal;

(2) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(3) the Company provides Contributor written notice of such proposed action and the basis thereof at least four (4) Business Days in advance (the period inclusive of all such days, the “Superior Proposal Match Period”), which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and copies of any applicable definitive transaction or financing documents;

(4) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor, and outside legal counsel to negotiate) in good faith with Contributor (to the extent Contributor wishes to negotiate) during such Superior Proposal Match Period to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to take such action in response thereto; and

(5) at the end of the Superior Proposal Match Period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Contributor in writing in a binding proposal and any other information offered by Contributor in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Contributor and to comply with the requirements of this Section 5.9(e)(iii) with respect to such new written notice, except that the Superior Proposal Match Period shall be reduced to three (3) Business Days; provided, further, that any such new written notice shall in no event shorten the original Superior Proposal Match Period; and

(iv) prior to, but not after, the receipt of the Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the Execution Date, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(1) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(2) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(3) the Company provides Contributor written notice of such proposed action and the basis therefore at least four (4) Business Days in advance (the period inclusive of all such days, the “Intervening Event Match Period”) which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(4) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor, and outside legal counsel to negotiate) in good faith with Contributor (to the extent Contributor wishes to negotiate) during such Intervening Event Match Period to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(5) at the end of the Intervening Event Match Period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Contributor in writing in a binding proposal and any other information offered by Contributor in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Contributor and to comply with the requirements of this Section 5.9(e)(iv) with respect to such new written notice, except that the Intervening Event Match Period shall be reduced to three (3) Business Days; provided, further, that any such new written notice shall in no event shorten the original Intervening Event Match Period.

(f) During the Interim Period, the Company shall not (and it shall cause the Company Subsidiaries not to) terminate, amend, modify, or waive any provision of any confidentiality, “standstill,” or similar agreement to which it or any Company Subsidiary is a party.

(g) Notwithstanding anything to the contrary in this Section 5.9, any violation of the restrictions set forth in this Section 5.9 by any of the Directors and Officers, whether or not such Person is purporting to act on behalf of the Company or any of the Company Subsidiaries, shall be deemed to be a breach of this Section 5.9 by the Company.

(h) During the Interim Period, Contributor will, and will cause the Contributor Subsidiaries to and will use its reasonable best efforts to cause the Representatives of Contributor and the Contributor Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Contributor, the Contributor Subsidiaries, or its or their respective Representatives with respect to any inquiry, proposal, or offer that constitutes a Contributor Competing Proposal. Promptly after the Execution Date, Contributor shall notify each officer and director of Contributor and the Contributor Subsidiaries of the terms of this Section 5.9(h). Contributor will immediately terminate any physical and electronic data access related to any such potential Contributor Competing Proposal previously granted to such Persons by Contributor, the Contributor Subsidiaries, or its or their respective Representatives. During the Interim Period, Contributor will not, and will cause the Contributor Subsidiaries not to and will use its reasonable best efforts to cause the Representatives of Contributor and the Contributor Subsidiaries not to, directly or indirectly, (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes a Contributor Competing Proposal (it being understood that a ministerial act that is not otherwise prohibited by this Section 5.9(h)(i) (such as answering an unsolicited phone call) shall not, in and of itself, be deemed to constitute a violation of this Section 5.9(h)(i)), (ii) engage in, continue, or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of a Contributor Competing Proposal, (iii) furnish any non-public information regarding Contributor or the Contributor Subsidiaries, or access to the properties, assets, or employees of any of Contributor or the Contributor Subsidiaries, to any Person in connection with or in response to any Contributor Competing Proposal, (iv) enter into any letter of intent or agreement in principle relating to, or other agreement providing for, a Contributor Competing Proposal, or (v) submit any Contributor Competing Proposal to the approval of the holders of Interests, directly or indirectly, of Contributor.

5.10 Reasonable Best Efforts; Notice of Certain Events. Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article V:

(a) upon the terms and subject to the conditions set forth in this Agreement (including Section 5.9), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions in accordance with the terms of this Agreement; and

(b) subject to applicable Law and as otherwise required by any Governmental Entity, each of Contributor and the Company will give prompt written notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon becoming aware of (i) the occurrence or existence of any fact, event, or circumstance that, (A) with respect to Contributor, had or would have a Contributor Material Adverse Effect, and (B) with respect to the Company, had or would have a Company Material Adverse Effect or would reasonably be expected to result in a Company Intervening Event, (ii) the occurrence or existence of any fact, event, or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI or Article VII, as applicable, not being able to be satisfied prior to the Outside Date, (iii) any notice or other communication that has been received by the Company, Contributor, or any of their respective Subsidiaries from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (iv) any notice or other communication that has been received by the Company, Contributor, or any of their respective Subsidiaries from any Governmental Entity in connection with the Transactions, or (v) any Proceeding commenced or, to the Knowledge of Contributor or the Company, as applicable, threatened that (A) if pending on the Execution Date, would have been required to have been disclosed by Contributor or the Company, as applicable, pursuant to this Agreement or (B) otherwise relates to this Agreement or the consummation of the Transactions. No notification given by any Party pursuant to this Section 5.10(b), shall limit or otherwise affect any of the representations, warranties, covenants, obligations, or conditions contained in this Agreement.

5.11 Transaction Litigation. Except for any Proceeding taken by any Antitrust Authority which shall be subject to Sections 5.1(b) and 5.1(c), each of the Company and Contributor shall cooperate with the other in the defense or settlement of any Proceeding relating to the Transactions which is brought or threatened in writing against (a) the Company, any of its Affiliates, and/or any of its or their respective directors or officers, or (b) Contributor, any of its Affiliates, and/or any of its or their respective directors or officers. Such cooperation between the Company and Contributor shall include (i) keeping each other reasonably and promptly informed of any developments in connection with any such Proceeding, (ii) utilizing counsel reasonably agreeable to both the Company and Contributor (such agreement to counsel not to be unreasonably withheld, condition or delayed) and (iii) refraining from compromising, settling, or consenting to any Order or entering into any agreement in respect of, any such Proceeding without the written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed).

5.12 Expenses. Except as otherwise expressly provided in this Agreement, including Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fee or expense, whether or not the Closing shall have occurred (it being understood that expenses incurred by Raptor and its Subsidiaries will not be borne by Contributor or any of its equity owners).

5.13 Employee Matters.

(a) Beginning on the date of the execution of this Agreement, Artemis Corporation shall, or shall cause its applicable Affiliate to, make available to Contributor or its Affiliate each of the employees of Artemis Corporation or its Affiliate who is set forth on Schedule 5.13(a)(i) of the Company Disclosure Letter (such employees, the “Executive Employees”) to discuss potential employment with the Company or its post-Closing Affiliate following the Closing. No later than fourteen (14) days prior to the Closing, Contributor shall inform Artemis Corporation which of the Executive Employees have received and accepted offers of employment with the Company or its post-Closing Affiliate (such Executive Employees are referred to herein as the “Identified Executive Employees”). Immediately prior to the Closing, Artemis Corporation shall, or shall cause its applicable Affiliate to, transfer and the Company shall, or shall cause its applicable Affiliate to, accept transfer of the employment of each Identified Executive Employee and each employee of Artemis Corporation or its Affiliates who is set forth on Schedule 5.13(a)(ii) of the Company Disclosure Letter (such employees, the “Company-Related Employees”). Each Company-Related Employee and Identified Executive Employee whose employment is transferred to the Company or its applicable Affiliate pursuant to this Section 5.13 shall be referred to herein as a “Transferred Employee”. No Company Support Employee shall transfer employment to the Company pursuant to this Agreement.

(b) For a period of at least one year immediately following the Closing Date, or until employment termination of the relevant Transferred Employee if sooner, the Company shall or shall cause one of its Subsidiaries to provide each Transferred Employee with (i) an annual base salary or hourly wage rate, as applicable, and target bonus opportunity substantially similar to the annual base salary or hourly wage rate, as applicable, and target bonus opportunity provided to similarly situated employees of Contributor and (ii) employee benefits that are no less valuable, in the aggregate, than the employee benefits provided by Contributor to similarly situated employees of Contributor.

(c) The Company shall cause each Transferred Employee to be immediately eligible to participate in each Contributor Plan after Closing, subject to applicable third-party insurer and administrator consent, which consent Contributor shall take reasonable best efforts to secure. From and after the Closing Date, the Company or its applicable Subsidiaries shall credit each Transferred Employee’s service with Artemis Corporation and its Affiliates for purposes of eligibility to participate, vesting, and benefit accrual (but not for purposes of defined benefit pension accrual or post-employment retiree welfare benefits) with respect to the Contributor Plans in which any Transferred Employee is eligible to participate after the Closing; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) For purposes of each Contributor Plan in which any Transferred Employee is eligible to participate after the Closing, the Company shall (i) cause all pre-existing condition exclusions, waiting periods, evidence of insurability, and actively-at-work requirements to be waived for each Transferred Employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Plan or Artemis Sponsor Plan in which such Transferred Employee participated immediately prior to the Closing Date and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements, and deductibles under applicable Company Plans and Artemis Sponsor Plans to the extent incurred or satisfied, as applicable, in the plan year in which the Closing occurs as if there had been a single continuous employer, subject, in each case, to applicable third-party insurer and administrator consent, which consent Contributor shall take reasonable best efforts to secure.

(e) As soon as practicable after the Closing, the Company shall take all action necessary to provide that each Transferred Employee may elect to rollover his or her full account balance (including participant loans) in the Artemis Corporation 401(k) Savings Plan to the EagleClaw Midstream 401(k) Plan, which shall be amended as soon as reasonably practicable after the Closing to the extent such plan does not otherwise permit all of the foregoing.

(f) In the event the Company or an applicable Company Subsidiary terminates the employment of a Transferred Employee for reasons other than cause, death, or disability prior to the end of the one year period immediately following the Closing Date, the Company shall, or shall cause its applicable Subsidiary to, provide such terminated Transferred Employee with severance benefits that are no less favorable than the greater of (i) those that would have been provided to such Transferred Employee under the severance plan or program applicable to such Transferred Employee immediately prior to the Closing Date, as set forth on Schedule 5.13(f) of the Company Disclosure Letter, or (ii) those that may be provided to such Transferred Employee under the terms of a Company Plan or Contributor Plan applicable to similarly situated employees, whichever is more favorable to such Transferred Employee; provided, that, in no event shall the Company be required to provide severance payments and benefits to a terminated Transferred Employee who was a Company-Related Employee in excess of one hundred percent (100%) of such Transferred Employee’s annual base salary. Such severance benefits may be contingent upon the employee’s execution, and non-revocation of, a standard general release and waiver agreement in favor of the Contributor, the Company, and the Company Subsidiaries, and compliance with confidentiality and other restrictive covenants agreed to prior to the Transferred Employee’s termination from employment.

(g) The Company shall promptly reimburse Artemis Corporation for all out-of-pocket costs Artemis Corporation or its Affiliates incur with respect to the termination of employment of any Company-Related Employee who does not become a Transferred Employee. For the avoidance of doubt, the Company-Related Employees do not include any Executive Employees.

(h) With respect to each Artemis Sponsor Plan equity, equity-based, or incentive award held immediately prior to the Closing Date by a Transferred Employee that will be forfeited pursuant to the terms of such Artemis Sponsor Plan or award thereunder as a result of the transfer of employment of such Transferred Employee to the Company (each, a “Forfeited Award”), as soon as practicable following the Closing Date, the Company shall grant such Transferred Employee an equity, equity-based or incentive award that has an equivalent monetary value and substantially similar terms (including the same vesting dates and triggers and settlement terms) to that of the Forfeited Award, as set forth on Schedule 5.13(h) of the Company Disclosure Letter.

(i) Effective as of the Closing Date, each Transferred Employee shall cease active participation in each Artemis Sponsor Plan, except as otherwise required by Law.

(j) The Company shall not, and shall cause its Subsidiaries not to, at any time within ninety (90) calendar days after the Closing Date, (i) effectuate a “plant closing” or “mass layoff” (in each case, as defined in the Worker Adjustment and Retraining Notification Act of 1988 or similar applicable Law governing employment losses (the “WARN Act”)) affecting any of the Transferred Employees, or (ii) terminate the employment of any Transferred Employee, in either case if such employment terminations cause Losses to Artemis Corporation under the WARN Act. For the avoidance of doubt, the Company shall be responsible for notices or payments due to any Transferred Employees, and all applications, notices, payments, fines, or assessments due to any Governmental Entity, pursuant to any applicable Law, with respect to the employment, discharge, or layoff of any Transferred Employees on or after the Closing. The Company will indemnify Artemis Corporation from and against any Losses that may be incurred by it as a result of any obligation owed by it to any Transferred Employees under the WARN Act arising on or after the Closing as a result of any action or omission of the Company or any of its Subsidiaries with respect to the Transferred Employees occurring on or after the Closing.

(k) The Company agrees to indemnify, defend, and hold harmless Artemis Sponsor, its Affiliates, and its and their respective Representatives for any and all Losses incurred by Artemis Sponsor, its Affiliates, or its or their respective Representatives arising as a result of any breach of this Section 5.13 by the Company, the Company Subsidiaries, or any of their respective Representatives, including any Proceedings resulting from or in connection with any breach of this Section 5.13 by the Company, the Company Subsidiaries, the Company Subsidiaries, or any of their respective Representatives.

(l) This Section 5.13 shall be binding upon and shall inure solely to the benefit of each of the Parties and their intended third party beneficiaries, as provided in Section 10.12, and nothing in this Section 5.13, express or implied, (i) is intended to confer upon any other Person any rights or remedies of any nature whatsoever, (ii) is intended to be, shall constitute, or be construed as an amendment to or modification of any Artemis Sponsor Plan or any Company Plan, or (iii) obligates the Company or any of its Subsidiaries to retain the employment of any Transferred Employee or a service relationship with any other service provider of the Company or any of its Subsidiaries following the Closing.

5.14 Indemnification; Directors’ and Officers’ Insurance.

(a) Until the sixth (6th) anniversary of the Closing Date, the Company shall maintain in effect and continue to provide to the fullest extent permitted by applicable Law all rights to indemnification, advancement of expenses, exculpation, and other limitations on Liability currently existing in favor of any current or former officer, manager, director, or similar individual of the Contributed Entities, the Contributor Subsidiaries, the Company, the Company Subsidiaries, or the Company JVs or Permian Highway JV (solely with respect to the Company JVs or Permian Highway JV, to the extent such Person was appointed by the Company or a Company Subsidiary) (the “D&O Indemnitees”) under, and in no event on terms no less favorable than those contained in, the Organizational Documents of the Contributed Entities, the Contributor Subsidiaries, the Company, or the Company Subsidiaries, as applicable, in effect on the Closing Date and any written indemnification agreements with any D&O Indemnitee. In the event that the Company or any Company Subsidiary, or any of its or their respective successors or assigns (i) consolidates or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each case, proper provision shall be made so that the successors and assigns of the Company and the Company Subsidiaries, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 5.14. The obligations of the Company under this Section 5.14 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 5.14 applies without the written consent of such affected D&O Indemnitee.

(b) Prior to the Closing, the Contributed Entities shall obtain and fully pay the premium for “tail” insurance policies for the extension of the directors’ and officers’ liability insurance coverage of the Contributed Entities’ existing directors’ and officers’ liability insurance policies, in each case, with a claims period of six (6) years from the Closing Date and with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to such directors and officers, in each case with respect to claims arising out of or relating to events which occurred before or at the Closing (including in connection with the Transactions).

(c) Prior to the Closing, subject to the Contributed Entities’ written consent (not to be unreasonably withheld, conditioned, or delayed), the Company shall elect to either:

(i) Obtain and fully pay the premium for “tail” insurance policies for the extension of the directors’ and officers’ liability insurance coverage of the Company’s existing directors’ and officers’ liability insurance policies, in each case, with a claims period of six (6) years from the Closing Date and with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to such directors and officers, in each case with respect to claims arising out of or relating to events which occurred before or at the Closing (including in connection with the Transactions); provided, however, that in no event will the Company be required to expend an annual premium for such coverage in excess of 300% percent of the last annual premium paid by the Company or the Contributed Entities, as applicable, for such insurance prior to the Execution Date. If such insurance coverage cannot be obtained at an annual premium equal to or less than such maximum annual premium amount, the Company shall obtain the greatest coverage available for a cost not exceeding an annual premium equal to such maximum annual premium amount. If the Company elects to obtain such “tail” policies, the Company and Contributed Entities shall cooperate in good faith to obtain appropriate “go-forward” directors’ and officers’ liability insurance policies to cover the post-Closing directors and officers of the Company; or

(ii) Continue existing directors’ and officers’ liability insurance coverage under the Company’s existing directors’ and officers’ liability insurance policies following Closing to cover the post-Closing directors and officers of the Company, subject to obtaining any consents necessary to continue such coverage following Closing. On the Closing Date, the Company shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and the Contributed Entities with the post-Closing directors and officers of the Company, which indemnification agreements shall continue to be effective following the Closing. For the avoidance of doubt, any indemnification agreements with the pre-Closing directors and officers of the Company or the Contributed Entities in effect as of the date hereof shall continue to be effective following the Closing, and the Company shall honor and fully perform such indemnification agreements.

5.15 Transition Services(a) . During the Interim Period, the Parties shall use reasonable best efforts to negotiate in good faith and agree on a form transition services agreement, pursuant to which the Company and its Subsidiaries will agree to provide certain transition services to Contributor and its Subsidiaries from and after the Closing pursuant to the terms of such agreed upon transition services agreement, which transition services shall include the items set forth on Schedule 5.15 of the Company Disclosure Letter and such other items as are mutually agreed by the Parties and reasonably required to conduct the business and operations of the Company and the Company Subsidiaries in a manner substantially similar as conducted prior to the Closing.

5.16 Intercompany Accounts; Termination of Affiliate Contracts. At or prior to the Closing, Contributor shall, and shall cause its Affiliates to, (i) terminate or cause to be terminated, without any further force or effect or any further Liability thereunder, each of the contracts between a Contributor Subsidiary, on the one hand, and Contributor or an Affiliate of Contributor (excluding the Contributor Subsidiaries), on the other hand, other than as those contracts set forth on Schedule 5.16 of the Contributor Disclosure Letter; and (ii) take such action as may be required so that (A) all intercompany accounts receivable and notes and loans receivable relating to the Contributor Subsidiaries and between a Contributor Subsidiary, on the one hand, and Contributor or an Affiliate of Contributor (excluding the Contributor Subsidiaries), on the other hand, and (B) all intercompany accounts payable and notes and loans payable or any other Indebtedness for Borrowed Money relating to the business of the Contributor Subsidiaries, and between a Contributor Subsidiary, on the one hand, and Contributor or an Affiliate of Contributor (excluding the Contributor Subsidiaries), on the other hand, in each case, will be terminated, transferred out of the applicable Contributor Subsidiary or otherwise eliminated or settled with no Liability to the Company or its Subsidiaries (including the Contributor Subsidiaries following Closing).

5.17 Third Party Finance Consents.

(a) Prior to the Closing, the Company shall not, and shall not permit any Company Subsidiary to, amend, rescind, supplement, supersede, or otherwise modify the Credit Agreement Consent, and the Company shall, and shall cause the Company Subsidiaries to, cause all of the conditions to the obligations of the counterparties to the Credit Agreement Consent to be satisfied and deliver all deliverables required to be delivered by the Company or any Company Subsidiary, in each case, to the extent the satisfaction of such conditions or the delivery of such deliverables is within the control of the Company or the Company Subsidiaries and is required prior to the Closing pursuant to the terms of the Credit Agreement Consent.

(b) Prior to the Closing, the Company shall not, and shall not permit any Company Subsidiary to, amend, rescind, supplement, supersede, or otherwise modify the Series A Preferred Consent, and the Company shall, and shall cause the Company Subsidiaries to, cause all of the conditions to the obligations of the counterparties to the Series A Preferred Consent to be satisfied and deliver all deliverables required to be delivered by the Company or any Company Subsidiary, in each case, to the extent the satisfaction of such conditions or the delivery of such deliverables is within the control of the Company or the Company Subsidiaries and is required prior to the Closing pursuant to the terms of the Series A Preferred Consent.

5.18 Company JVs. Prior to the Closing, the Company shall not, and shall not permit any Company Subsidiary to, amend, rescind, supplement, supersede, or otherwise modify the Company JV Consents in effect on the date hereof, and the Company shall, and shall cause the Company Subsidiaries to, cause all of the conditions to the obligations of the counterparties to the Company JV Consents to be satisfied and deliver all deliverables required to be delivered by the Company or any Company Subsidiary, in each case, to the extent the satisfaction of such conditions or the delivery of such deliverables is within the control of the Company or the Company Subsidiaries and is required prior to the Closing pursuant to the terms of the Company JV Consents.

5.19 Dividends and Distributions Pending Closing.

(a) During the Interim Period, the Company shall declare and pay regular quarterly cash dividends to holders of Company Class A Common Stock, and the Partnership shall declare and pay regular cash distributions to holders of Common Units, in each case, in accordance with the terms set forth on Schedule 5.19 of the Company Disclosure Letter, subject to applicable Law and in accordance with the Organizational Documents of the Company and the Partnership, as applicable.

(b) Notwithstanding anything else contained in this Agreement, this Agreement shall not prohibit or restrict the Partnership in complying with its distribution obligations in respect of the Series A Preferred Units.

5.20 Resignations and Appointments. The Company shall use reasonable best efforts to cause each director and officer of the Company and the Company Subsidiaries to resign such director’s or officer’s position with the Company or the Company Subsidiary, as applicable, effective as of the Closing. At the Closing, the Company shall cause the Company Board to consist of (i) the chief executive officer of the Company following Closing, (ii) three (3) directors designated by Blackstone, (iii) two (2) directors designated by ISQ, (iv) one (1) director designated by Artemis Sponsor, and (v) four (4) directors that would qualify as independent for purposes of service on the audit committee of the Company under NASDAQ rules, the Exchange Act and the Sarbanes-Oxley Act of 2002, two (2) of whom shall be designated by Artemis Sponsor and two (2) of whom shall be designated by Contributor; provided, that each of Artemis Sponsor and Contributor shall have one (1) (but no more than one (1)) opportunity to veto one (1) of such other Person’s designees under this clause (v) in its sole discretion but shall have no further veto or similar right with respect to any other designee of such Person under this clause (v).

5.21 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

5.22 Stock Exchange Listing. As promptly as practicable after the Execution Date, but in any event after taking into consideration the rules and regulations of the NASDAQ with respect to the approval for listing of additional shares and any supporting documents required to submitted in connection therewith, the Company shall submit to the NASDAQ a listing application relating to the shares of Company Class A Common Stock issuable upon the exchange of the Common Units comprising the Unit Consideration and the shares of Class C Common Stock comprising the Class C Consideration, and shall use its reasonable best efforts to secure the NASDAQ’s approval thereof, subject to official notice of issuance.

5.23 Use of Certain Names. On or before the Closing, the Company shall execute and deliver a Trademark Assignment in substantially the form attached to Schedule 5.23 of the Company Disclosure Letter (the “Trademark Assignment”) pursuant to which Artemis Corporation assigns to the Company certain marks listed in Exhibit A thereto. The Company acknowledges that upon the earlier of the Closing or the expiration or termination of that certain Trademark License Agreement, dated as of November 9, 2018, by and between Artemis Corporation and the Partnership, the Company and its Subsidiaries have no rights whatsoever to the words or marks set forth therein or on Schedule 5.23 to the Company Disclosure Letter except to the extent covered by the Trademark Assignment.

5.24 Financing. Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to provide to Contributor, Raptor and their respective Subsidiaries such cooperation reasonably requested by Contributor, Raptor and their respective Subsidiaries, and which is customarily provided by similarly situated Persons engaging in similar transactions, in connection with the Company, the Company Subsidiaries or its or their respective assets pursuing any proposed financing, including any expansion of any existing arrangements relating to Indebtedness for Borrowed Money of the Contributor, to reflect the consolidation of the assets of the Company with those of the Contributed Entities, including: (a) using reasonable best efforts to cooperate with marketing efforts and assist with the preparation of materials for rating agency presentations and bank books, offering memoranda or other marketing documents, customarily reviewed or reasonably requested by such rating agencies and banks; (b) upon reasonable prior written notice, participating at reasonable times (and during regular business hours) in a reasonable number of meetings, presentations and rating agency and due diligence sessions; and (c) reasonably assisting with the preparation of any credit agreement, reasonable pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents; provided, that (A) nothing in this Section 5.24 shall require the Company to (I) take any action that would reasonably be expected to conflict with or violate any of the Company’s Organizational Documents or any Law or (II) pay any fees, reimburse any expenses or give any indemnities prior to the Closing, (B) nothing in this Section 5.24 shall require such cooperation to the extent it would unreasonably interfere with the ongoing business or operations of the Company, (C) no obligation of the Company or any Company Subsidiary under any document or agreement executed by the Company or any Company Subsidiary in connection with this Section 5.24 shall be effective until the Closing and (D) Contributor shall promptly upon receipt of a reasonably detailed invoice therefor, reimburse the Company for any reasonable and documented out-of-pocket expenses and costs incurred in connection with the obligations of the Company and the Company Subsidiaries under this Section 5.24; provided, further, that, except as expressly set forth in this Agreement, nothing in this Agreement shall require the Company or the Company Subsidiaries to cause the delivery of (x) legal opinions or reliance letters, (y) any financial information in a form not customarily prepared by the Company with respect to such period or (z) any financial information with respect to a fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request (or, in the case of annual financial statements, ninety (90) days prior to such request). For the avoidance of doubt, each Party acknowledges and agrees that obtaining any proposed financing contemplated by this Section 5.24 is not a condition to Closing and shall not delay Closing.

5.25 Form S-3. From the Execution Date until the earlier of the Closing Date and the termination of this Agreement pursuant to Article VIII, the Company shall use reasonable best efforts to maintain its eligibility to use Form S-3 promulgated under the Securities Act.

5.26 Section 16 Matters. Prior to the Closing, the Company shall take all such steps as may be required to cause any acquisitions or dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is or will be as a result of the Transactions subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

5.27 Contributor Reorganization. Prior to the Closing, Contributor and its Affiliates will consummate the internal reorganization transactions set forth on Annex A (the “Reorganization”). Prior to the consummation of the Reorganization, Raptor shall (a) cause Contributor to perform and comply with all of Contributor’s agreements and obligations set forth in this Agreement, and (b) be responsible for any failure by Contributor to perform and comply with all of Contributor’s agreements or obligations set forth in this Agreement. For purposes of this Article V, Raptor, Raptor GP and their respective Subsidiaries shall be deemed to be Subsidiaries of Contributor prior to the completion of the Reorganization.

5.28 Dividend Reinvestment Plan. As promptly as practicable after the Closing, the Company will take all action reasonably necessary to implement a dividend reinvestment plan with respect to the Company Class A Common Stock and maintain such plan for so long as limited partners of the Partnership are entitled to reinvest distributions from the Partnership under the Organizational Documents of the Partnership.

5.29 Support Agreement. The Company shall not elect the Cash Settlement (as defined in the Partnership’s Organizational Documents) pursuant to any exchanges or redemptions made pursuant to Section 2.1(b)(ii) of the Support Agreement.

ARTICLE VI.

THE COMPANY’S CONDITIONS TO CLOSING

The obligation of the Company to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by the Company in its sole discretion, to the extent permitted by applicable Law) as of the Closing:

6.1 Contributor Representations and Warranties. The Contributor Fundamental Warranties shall (a) be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (other than those Contributor Fundamental Warranties expressly made as of an earlier date) and (b) in the case of Contributor Fundamental Warranties expressly made as of an earlier date, be true and correct in all respects as of such earlier date, except, in the case of each of clauses (a) and (b), for de minimis inaccuracies. The representations and warranties made by Contributor in Article III (other than the Contributor Fundamental Warranties) shall, without giving effect to any materiality or Material Adverse Effect qualifier contained therein (other than for purposes of defining Contributor Real Property Leases and Material Contributor Insurance Policies, Section 3.5, or Section 3.6(a)), (y) be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties expressly made as of an earlier date), and (z) in the case of such representations and warranties expressly made as of an earlier date, be true and correct in all respects as of such earlier date, except in the case of such representations and warranties subject to clauses (y) and (z) where the failure to be true and correct would not have a Contributor Material Adverse Effect.

6.2 Contributor Covenants. Contributor shall have performed and complied in all material respects with all material covenants required to be performed or complied with by it under this Agreement prior to the Closing Date, the performance of which is within the control of the Party making such commitment.

6.3 Orders and Laws. There shall not be any Law or Order of any Governmental Entity having jurisdiction (except for any such Order issued in connection with a Proceeding instituted by the Company or any of its Affiliates) restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the Transactions.

6.4 Stockholder Approval. The Stockholder Approval (solely with respect to clause (i) of the definition thereof) shall have been obtained.

6.5 Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

6.6 Material Adverse Effect. No Contributor Material Adverse Effect shall have occurred between the Execution Date and the Closing; provided, that, for purposes of this Section 6.6, the definition of “Contributor Material Adverse Effect” shall be deemed to exclude clause (ii) of the definition of “Material Adverse Effect.”

6.7 Consents. Each of the Credit Agreement Consent, the Series A Preferred Consent and each Company JV Consent shall be in full force and effect.

ARTICLE VII.

CONTRIBUTOR’S CONDITIONS TO CLOSING

The obligation of Contributor to consummate Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by Contributor in its sole discretion, to the extent permitted by applicable Law) as of the Closing:

7.1 Company Representations and Warranties. The Company Fundamental Warranties shall (a) be true and correct in all respects on and as of Closing Date as though made on and as of the Closing Date (other than those Company Fundamental Warranties expressly made as of an earlier date) and (b) in the case of Company Fundamental Warranties expressly made as of an earlier date, be true and correct in all respects as of such earlier date, except, in the case of each of clauses (a) and (b), for de minimis inaccuracies. The representations and warranties made by the Company in Article IV (other than the Company Fundamental Warranties) shall, without giving effect to any materiality or Material Adverse Effect qualifier contained therein (other than for purposes of defining Company Real Property Leases and Material Company Insurance Policies, Section 4.5(b)(y), or Section 4.6(a)), (y) be true and correct in all respects on and as of the Closing Date as though made on and as the Closing Date (other than such representations and warranties expressly made as of an earlier date), and (z) in the case of such representations and warranties expressly made as of an earlier date, be true and correct in all respects as of such earlier date, except in the case of such representations and warranties subject to clauses (y) and (z) where the failure to be true and correct would not have a Company Material Adverse Effect.

7.2 Company and Partnership Covenants. Each of the Company and the Partnership shall have performed and complied in all material respects with all material covenants required to be performed or complied with by it under this Agreement prior to the Closing Date, the performance of which is within the control of the Party making such commitment.

7.3 Orders and Laws. There shall not be any Law or Order of any Governmental Entity having jurisdiction (except for any such Order issued in connection with a Proceeding instituted by Contributor or any of its Affiliates) restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the Transactions.

7.4 Stockholder Approval. The Stockholder Approval (solely with respect to clause (i) of the definition thereof) shall have been obtained.

7.5 Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

7.6 Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the Execution Date and the Closing; provided, that, for purposes of this Section 7.6, the definition of “Company Material Adverse Effect” shall be deemed to exclude clause (ii) of the definition of “Material Adverse Effect.”

7.7 Stock Exchange Listing. As of the Closing Date, the shares of Company Class A Common Stock issuable upon the exchange of (a) the Common Units comprising the Unit Consideration and (b) the shares of Class C Common Stock comprising the Class C Consideration shall have been approved for listing by NASDAQ.

7.8 Annual Report. If the Stockholder Approval has not occurred on or before January 15, 2022, then the obligation of Contributor to consummate Closing shall be subject to the Company having filed with the SEC its Annual Report on Form 10-K for the twelve months ended December 31, 2021.

7.9 Consents. Each of the Credit Agreement Consent, the Series A Preferred Consent and each Company JV Consent shall be in full force and effect.

ARTICLE VIII.

TERMINATION

8.1 Termination. This Agreement may only be terminated as follows:

(a) at any time before the Closing, by either Contributor or the Company, by written notice to the Parties, in the event that any Law or final Order of any Governmental Entity having jurisdiction restrains, enjoins, or otherwise prohibits or makes illegal the contribution of the Contributed Interests pursuant to this Agreement;

(b) at any time before the Closing, by Contributor, by written notice to the Company, if (i) the Company has breached any of its warranties, covenants, or agreements under this Agreement and such breach would or does result in the failure to fulfill any condition expressly set forth in Article VII and (ii) such breach is not capable of being cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (x) thirty (30) days after Contributor gives written notice to the Company of such breach and (y) two (2) Business Days prior to the Outside Date; provided that Contributor has not waived such breach and Contributor is not then in material breach of its representations, warranties, covenants or agreements in this Agreement;

(c) at any time before the Closing, by the Company, by written notice to Contributor, if (i) Contributor has breached its warranties, covenants, or agreements under this Agreement and such breach would or does result in the failure to fulfill any condition expressly set forth in Article VI and (ii) such breach is not capable of being cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (x) thirty (30) days after the Company gives written notice to Contributor of such breach and (ii) two (2) Business Days prior to the Outside Date; provided that the Company has not waived such breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement;

(d) at any time before the Closing, by the Company or Contributor, by written notice to the Parties, if the Closing has not occurred on or before June 30, 2022 (the “Outside Date”); provided, however, that the Company and Contributor shall not be entitled to terminate this Agreement under this Section 8.1(d) if the Company or the Partnership (in the case of any termination by the Company) or Contributor or any Contributor Subsidiary (in the case of any termination by Contributor), respectively, has breached any of its warranties or covenants set forth in this Agreement, and such breach resulted in the failure of the Closing to occur by the Outside Date;

(e) by mutual written agreement of the Company and Contributor;

(f) at any time before the Stockholder Approval has been obtained, by Contributor, if a Company Change of Recommendation shall have occurred (whether or not such Company Change of Recommendation is permitted by this Agreement);

(g) at any time before the Closing, by Contributor, if the Company, any Company Subsidiary, or any of the Directors and Officers has materially breached the obligations set forth in Section 5.9; or

(h) by the Company or Contributor, if Stockholder Approval (solely with respect to clause (i) of the definition thereof) shall not have been obtained upon a vote held at a duly held Special Meeting, or at any adjournment or postponement thereof.

provided, however, that neither Contributor nor the Company shall be entitled to terminate this Agreement under Section 8.1(b) or Section 8.1(c), as applicable, if Contributor or the Company, respectively, is then in breach of any of its warranties or covenants set forth in this Agreement, and such breach would or does, assuming the Closing were to occur on the proposed date of termination, result in the failure to fulfill any condition expressly set forth in Article VI or Article VII, as applicable.

8.2 Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.1, subject to the last sentence of this Section 8.2, this Agreement shall become void and of no further force or effect, provided that, notwithstanding anything herein to the contrary, Article I, Sections 5.2(b), 5.6 and 5.12, this Article VIII, Article IX and Article X will survive any such termination. The Confidentiality Agreement shall not be affected by a termination of this Agreement. Nothing in this Section 8.2 shall be deemed to extinguish any right or remedy of any Party that shall have accrued hereunder prior to any such termination, or release any Party from any Liability, for any Knowing and Intentional Breach by such Party of the terms and provisions of this Agreement prior to such termination.

8.3 Termination Fee. If Contributor terminates this Agreement pursuant to Section 8.1(f) (Company Change of Recommendation) or Section 8.1(g) (No Solicitation), or if either the Company or Contributor terminates this Agreement pursuant to Section 8.1(h) (Failure to Obtain Stockholder Approval (solely with respect to clause (i) of the definition thereof)) and, at such time, Contributor would have been entitled to terminate this Agreement pursuant to Section 8.1(f) (Company Change of Recommendation) or Section 8.1(g) (No Solicitation), then the Company shall pay Contributor the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Contributor no later than three (3) Business Days after notice of termination of this Agreement or if Company is terminating this Agreement, prior to such termination. In no event shall the Company be obligated to pay more than one Company Termination Fee under this Agreement.

ARTICLE IX.

WAIVERS; LIMITATIONS ON LIABILITY

9.1 Survival and Waivers of other Warranties.

(a) The warranties and covenants contemplated to be performed prior to the Closing Date of the Parties contained in this Agreement shall not survive the Closing. All covenants contemplated to be performed on or after the Closing Date shall survive the Closing until performed in accordance with their terms.

(B) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NONE OF THE PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE CONTRIBUTED INTERESTS, THE CONTRIBUTOR SUBSIDIARIES OR THEIR ASSETS, OR THE COMPANY OR THE COMPANY SUBSIDIARIES OR THEIR RESPECTIVE ASSETS, EXCEPT FOR THOSE WARRANTIES EXPRESSLY MADE BY CONTRIBUTOR IN ARTICLE III AND THE COMPANY IN ARTICLE IV. IN PARTICULAR, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, NONE OF THE PARTIES OR THEIR RESPECTIVE SUBSIDIARIES, OR ANY OF

THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES ANY WARRANTY IN THIS AGREEMENT WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FINANCIAL FORECASTS RELATING TO THE CONTRIBUTOR SUBSIDIARIES OR THEIR ASSETS OR THE COMPANY SUBSIDIARIES OR THEIR ASSETS. EACH PARTY SPECIFICALLY DISCLAIMS (I) THAT IT IS RELYING UPON OR HAS RELIED UPON ANY WARRANTIES OTHER THAN THOSE WARRANTIES EXPRESSLY MADE BY CONTRIBUTOR IN ARTICLE III AND THE COMPANY IN ARTICLE IV, AND (II) ANY OBLIGATION OR DUTY BY ANY PARTY TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC WARRANTIES SET FORTH IN ARTICLE III OR ARTICLE IV, AS APPLICABLE.

(c) THE COMPANY ACKNOWLEDGES THAT THE WARRANTIES OF CONTRIBUTOR SET FORTH IN ARTICLE III AND IN ANY CLOSING CERTIFICATE OF CONTRIBUTOR ARE THOSE ONLY OF CONTRIBUTOR, AND NOT OF ANY OTHER PERSON, INCLUDING ANY AFFILIATE OR REPRESENTATIVE OF CONTRIBUTOR OR ANY CONTRIBUTOR SUBSIDIARY.

(d) CONTRIBUTOR ACKNOWLEDGES THAT THE WARRANTIES OF THE COMPANY SET FORTH IN ARTICLE IV AND IN ANY CLOSING CERTIFICATE OF THE COMPANY ARE THOSE ONLY OF THE COMPANY, AND NOT OF ANY OTHER PERSON, INCLUDING ANY AFFILIATE OR REPRESENTATIVE OF THE COMPANY OR ANY COMPANY SUBSIDIARY.

9.2 Waiver of Remedies; Non-Recourse.

(a) The Parties hereby agree that, other than in the case of claims to enforce the performance of covenants expressly required to be performed in whole or in part on or after the Closing, no Party shall, from and after the Closing, have any Liability, and no Party shall (and each Party shall cause its respective Affiliates not to) make or bring any Proceeding, for any Loss or any other matter, under this Agreement (including breach of warranty, covenant, or agreement), whether based on contract, tort, strict liability, other Laws or otherwise.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NO PARTY SHALL BE LIABLE UNDER THIS AGREEMENT FOR ANY UNRECOVERABLE DAMAGES, WHETHER IN TORT (INCLUDING NEGLIGENCE OR GROSS NEGLIGENCE), STRICT LIABILITY, BY CONTRACT, OR STATUTE, EXCEPT TO THE EXTENT A PARTY SUFFERS SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A FINALLY ADJUDICATED THIRD PARTY CLAIM, IN WHICH CASE SUCH AWARDED DAMAGES SHALL BE RECOVERABLE (TO THE EXTENT RECOVERABLE UNDER THIS AGREEMENT) WITHOUT GIVING EFFECT TO THIS SECTION 9.2(B).

(c) All causes of action or Proceedings (whether in contract or in tort, in equity or at Law, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, preparation, execution, delivery, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be brought only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement in the preamble of this Agreement and their successors and permitted assigns (each, a “Contracting Party”). No Person who is not a Contracting Party, including any past, present or future direct or indirect equity holder, Affiliate or Representative of such Contracting Party or any Affiliate or Representative of any of the foregoing (the “Non-Recourse Party”), shall have any Liability or other obligation (whether in contract or in tort, in equity or at Law, or granted by statute) for any cause of action or Proceeding arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, preparation, execution, delivery, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such causes of action and Proceedings against any such Non-Recourse Party. Without limiting the generality of the foregoing, to the maximum extent permitted by applicable Law, (i) each Contracting Party hereby waives and releases any and all causes of action or Proceedings that may otherwise be brought in equity or at Law, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability or other obligation of any Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 9.2(c) shall preclude any party to the Confidentiality Agreement or any Ancillary Agreement from making any claim thereunder, to the extent permitted therein and pursuant to the terms thereof (and subject to the applicable limitations set forth therein).

9.3 Waiver of Claims. From and after Closing, each Party hereby waives, acquits, forever discharges, and releases, on behalf of itself and any past, present, or future Affiliate of such Party and its and their respective past, present, or future Representatives (collectively, their respective “Related Persons”), to the fullest extent permitted by Law, any and all Proceedings, causes of action, damages, judgments, Liabilities, and rights against any other Party and such Party’s Subsidiaries, whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise, that the waiving Party or its Related Persons, individually or collectively, has or have ever had, may now or hereafter have arising from facts, occurrences or circumstances existing prior to the Closing, in each case, relating to the ownership by Contributor of the Contributor Subsidiaries, the ownership by the Company of the Company Subsidiaries or the business of the Contributor Subsidiaries, the Company or the Company Subsidiaries, whether in law or in equity and whether based on contract, tort, strict liability, other Laws, or otherwise, in any capacity (the “Released Claims”); provided, that, notwithstanding the foregoing, the Released Claims shall not include any Proceedings, causes of action, damages, judgments, Liabilities, or rights relating to (a) this Agreement, the Ancillary Agreements, the JV Consents, (b) any amounts due and payable for performance in accordance with any Sponsor Agreements, or (c) obligations under the Sponsor Agreements from and after the Closing. From and after Closing, each Party agrees not to, and to cause its Related Persons not to, assert any Proceeding against any other Party or its Subsidiaries with respect to the Released Claims.

ARTICLE X.

MISCELLANEOUS

10.1 Notices. Any notice, request, demand, and other communication required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (c) delivered by prepaid overnight courier service, or (d) delivered by confirmed facsimile transmission or electronic mail to a Party at the following addresses (or at such other addresses as shall be specified by a Party by similar notice):

If to the Company or the Partnership, to:

Altus Midstream Company

2000 Post Oak Blvd., Suite 100

Houston, Texas 77056

Attention: Ben C. Rodgers

E-mail: ben.rodgers@apachecorp.com

with copies to (which copy shall not constitute notice):

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

Attention: Jason Jean

E-mail: jason.jean@bracewell.com

Facsimile: (713) 437-5338

and to:

Apache Midstream LLC

One Post Oak Central, 2000 Post Oak Blvd., Suite 100

Houston, Texas 77056

Attention: Legal Department

If to Contributor, to:

BCP Raptor Holdco, LP

2700 Post Oak Blvd., Suite 300

Houston, Texas 77056

Attention: Todd Carpenter

E-mail: tcarpenter@eagleclawmidstream.com

with copies to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Keith Fullenweider; Douglas E. McWilliams

E-mail: kfullenweider@velaw.com; dmcwilliams@velaw.com

Facsimile: (713) 615-5085; (713) 615-5725

and to:

Blackstone Energy Partners II L.P.

345 Park Avenue, 31st Floor

New York, NY 10154

Attention: David Foley

E-mail: foley@blackstone.com

and to:

ISQ Global Infrastructure Fund II L.P.

c/o I Squared Capital Advisors (US) LLC

600 Brickell Avenue, PH

Miami, FL 33131

E-mail: generalcounsel@isquaredcapital.com; Thomas.lefebvre@isquaredcapital.com and to:

Sidley Austin LLP

1000 Louisiana, Suite 5900

Houston, TX 77002

Attention: Glenn L. Pinkerton, Atman Shukla

E-mail: gpinkerton@sidley.com; ashukla@sidley.com

Notices shall be effective (w) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (x) if mailed, upon the earlier of five (5) days after deposit in the mail or the date of delivery as shown by the return receipt therefor, (y) if sent by facsimile transmission, when confirmation of transmission is received, or (z) if sent by electronic mail, when confirmation is received.

10.2 Entire Agreement. This Agreement, the Ancillary Agreements (in each case, together with the exhibits and schedules of each of the foregoing), and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. There are no restrictions, promises, warranties, covenants, or undertakings between the Parties, other than those expressly set forth or referred to herein or therein.

10.3 Waiver. Any Party may (a) waive any inaccuracies in the warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto or (b) waive compliance by the other Parties with any of the other Parties’ agreements or fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Parties. Except as specifically set forth in this Agreement, no failure or delay by a Party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

10.4 Binding Effect. This Agreement is binding upon and shall inure to the benefit of the Parties and their respective executors, administrators, successors, and legal representatives.

10.5 Governing Law; Consent to Jurisdiction; Severability; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware without regard to the principles of conflicts of Law; provided, however, that no Law, theory, or public policy shall be given effect which would undermine, diminish, or reduce the effectiveness of the waiver of damages provided in Article IX, it being the express intent, understanding, and agreement of the Parties that such waiver is to be given the fullest effect, notwithstanding the negligence (whether sole, joint, or concurrent), gross negligence, willful misconduct, strict liability, or other legal fault of any Party.

(b) The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in Delaware over any dispute between or among the Parties arising out of this Agreement, and the Parties irrevocably agree that all such claims in respect of such dispute shall be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by Law, any objection which they may now or hereafter have to the venue of any such dispute arising out of this Agreement brought in such court or any defense of inconvenient forum for the maintenance of such dispute. The Parties agree that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Should any term or provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other terms or provisions of this Agreement, which other terms and provisions shall remain in full force and effect and the application of such invalid or unenforceable term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by Law. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and that this Agreement shall be valid and enforceable as so modified.

(d) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

10.6 Amendments. This Agreement may not be amended except by an instrument in writing signed by or on behalf of all Parties. If a provision or a defined term incorporated by reference into this Agreement is amended, supplemented, or modified in the agreement from which such provision or defined term is incorporated, such amendment, supplement, or modification shall have no effect on such provision or defined term as used in this Agreement unless such amendment, supplement, or modification is approved as provided in this Section 10.6.

10.7 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.7, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.7. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.7, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

10.8 Further Assurances. From time to time following the Closing, at the reasonable request of any Party and without further consideration, the other Parties shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as may reasonably be required to consummate more fully and effectively the Transactions.

10.9 Disclosure Letters. Certain information set forth in the Disclosure Letters is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement, and such disclosures shall not be deemed to enlarge or enhance any of the representations and warranties in this Agreement or otherwise alter the terms of this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement, or the inclusion of any specific item in the Disclosure Letters, is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Letters in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Disclosure Letters is or is not material for purposes of this Agreement. The headings, if any, of the individual sections of the Disclosure Letters are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Disclosure Letters are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Letters as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties only to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Disclosure Letters with respect to such other representations or warranties or as an appropriate cross-reference thereto.

10.10 Assignment and Successors and Assigns.

(a) The rights and obligations contained in this Agreement shall not be assigned by any Party without the prior written consent of the other Parties to this Agreement, and any such action without the required consent shall be void ab initio.

(b) This Agreement shall bind and inure to the benefit of the Parties and any permitted successors or assigns to the original Parties to this Agreement, but such assignment shall not relieve any Party of any obligations incurred prior to such assignment.

10.11 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on the Parties, notwithstanding that all Parties are not signatories to the original or the same counterpart. Facsimile copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

10.12 No Third Party Beneficiary. Except for the provisions of Section 5.14 (which is intended to be for the benefit of the Persons identified therein), Section 5.7 (in respect of which (i) Blackstone, ISQ and their respective relevant Affiliates and (ii) Artemis Sponsor and its Affiliates are intended third party beneficiaries), Section 5.13 (in respect of which Artemis Sponsor and its Affiliates are intended third party beneficiaries), and Section 9.3 (which is intended to be for the benefit of the Persons identified therein), the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

CONTRIBUTOR:

NEW BCP RAPTOR HOLDCO, LLC

By:	/s/ Jamie Welch
Name: Jamie Welch
Title: Chief Executive Officer, President
and Chief Financial Officer

Solely for purposes of Section 5.27 and Article III:

RAPTOR:

BCP RAPTOR HOLDCO, LP

By:	/s/ Jamie Welch
Name: Jamie Welch
Title: Chief Executive Officer, President
and Chief Financial Officer

(Signature Pages Continue)

Signature Page to Contribution Agreement

THE COMPANY:

ALTUS MIDSTREAM COMPANY

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Chief Financial Officer and
Treasurer

THE PARTNERSHIP:

ALTUS MIDSTREAM LP

By:	ALTUS MIDSTREAM GP LLC,
its General Partner

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Chief Financial Officer and
Treasurer

(Signature Pages Conclude)

Signature Page to Contribution Agreement

Exhibit A

Form of Interest Assignment Agreement

(see attached)

Exhibit B

Form of Second A&R Registration Rights Agreement

(see attached)

Exhibit C

Form of Third A&R Certificate of Incorporation

(see attached)

Exhibit D-1

Company Midstream Facilities

(see attached)

Exhibit D-2

Contributor Midstream Facilities

(see attached)

Annex A

Contributor Reorganization

(see attached)